Isonics
corporation

2003 ANNUAL REPORT TO SHAREHOLDERS

Corporate Office:

Isonics Corporation
5906 McIntyre Street
Golden, Colorado 80403
Telephone No.: (303) 279-7900
Facsimile No.: (303) 279-7300

Directors:

James E. Alexander, President, Treasurer, and Chief Executive Officer, Isonics Corporation
Boris I. Rubizhevsky, Senior Vice President, Isonics Corporation
Lindsay A. Gardner, Director, Corporate Development and Strategic Planning for Menasha Corporation, Neenah, Wisconsin
Richard Parker, retired businessman
Russell W. Weiss, vice president and general manager, worldwide sales operation for KLA-Tencor Corporation, San Jose, California

Officers:

James E. Alexander, President, Treasurer, and Chief Executive Officer
Boris I. Rubizhevsky, Senior Vice President
Daniel J. Grady, Ph.D., Vice President, Life Sciences, Manager of Chemotrade.
Stephen J. Burden, Ph.D., Vice President, Semiconductor Materials and Products
Hans Walitzki, Vice President, Advanced Wafer Technology
John V. Sakys, Vice President, Secretary, and Chief Financial Officer

Transfer Agent:

Continental Stock Transfer & Trust Co., Inc.
17 Battery Place
8th Floor
New York, NY 10004
212-509-4000

Isonics Corporation

We are an advanced materials and technology company. We are selling, developing and we anticipate commercializing additional products created from materials, including materials whose natural isotopic ratios have been modified as well as non-isotopic (natural) materials. An isotope is one of two or more species (or nuclides) of the same chemical element that differ from one another only in the number of neutrons in the atom's nucleus. The different number of neutrons can create significantly different nuclear properties. The most well known of these properties is radioactivity. Radioactive isotopes (or radioisotopes) can be found in nature. Most of our radioisotopes, however, are man-made. Stable isotopes, as distinguished from radioisotopes, are not radioactive.

Several manufacturers, located primarily in republics that once were part of the Soviet Union, produce radioactive and stable isotopes. We buy these isotopes from the manufacturers and resell them in the form of common chemical compounds. For example, oxygen-18 is sold as water, and zinc-68 is sold as zinc oxide. Today our business addresses the material needs of two primary markets:

- life sciences (involving isotopic materials) and
- semiconductor materials and products (including both isotopic and non-isotopic materials).

While we currently are focusing on these two markets, we continue to evaluate other applications for both stable and radioisotopes and non-isotopic materials. In December 2002, we acquired certain isotope-based trace detection technology that can be used to detect explosives and chemical and biological weapons. We acquired this technology from Institut of Umwelttechnologien GmbH ("IUT"), an entity in which we hold a 6% ownership interest. If and when we begin sales of these products, we expect these products to constitute a third market (the homeland security market) for our products.

We also sell isotopes for use in basic scientific research and industrial applications. We believe our core competency is our ability to identify, develop, source, and commercialize products and services based on isotopically engineered materials as well as non-isotopic semiconductor materials.

We were formed in March 1992, as a partnership, and were subsequently incorporated in California in March 1993, as A&R Materials, Inc. In September 1996, we changed our name to Isonics Corporation. Our web site is www.isonics.com. Our common stock is traded on the Nasdaq SmallCap Market under the symbol "ISON." The market for our stock and warrants has historically been characterized by low volume, and broad price and volume volatility. Although our common stock and warrants have been quoted on the Nasdaq SmallCap market, our stock was trading at prices significantly below the $1.00 per share minimum maintenance requirements at times during calendar 2003. As a result, we are at risk of Nasdaq action to remove our securities from its SmallCap market. We cannot give any assurance that we will be able to meet the Nasdaq requirements to maintain our SmallCap listing, or that if we do, a stable trading market will develop for our stock or our warrants.

The ownership and purchase of our common stock and warrants involves a high degree of risk. ***See "Risk Factors"*** which are set forth in detail in the documents we have filed with the Securities and Exchange Commission and which are obtainable through its electronic database at www.sec.gov.

A Note About Forward-Looking Statements

In our effort to make the information in this report more meaningful, this report contains both historical and forward-looking statements. All statements other than statements of historical fact are forward-looking statements within the meanings of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this report are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events.

The forward-looking statements generally can be identified by the use of terms such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Similarly, statements that describe our objectives, plans, or goals are, or may be, forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Isonics to be different from any future results, performance and achievements expressed or implied by these statements. You should review carefully all information, including the financial statements and the notes to the financial statements included in this Report. In addition to the factors discussed under "Risk Factors," the following important factors could affect future results, causing the results to differ materially from those expressed in the forward-looking statements in this Report:

- our working capital shortage, which has been aggravated by additional research, development, and marketing expenses necessary to expand our existing and new business lines;
- demand for, and acceptance of, our materials;
- changes in development, distribution, and supply relationships;
- the impact of competitive products and technologies and no assurance as to the validity of our intellectual property rights;
- the risk of operations in Russia, the Republic of Uzbekistan, and the Republic of Georgia;
- dependence on future product development;
- the possibility of future customer concentration;
- our dependence on key personnel;
- the volatility of our stock price and the potential adverse impact on our market which may be caused by future sales of restricted securities;
- the possibility of environmental violations relating to our business activities and products; and
- the impact of new technologies.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the forward-looking statements in this Report. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements in this Report are made only as of the date of this Report and we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. We cannot assure you that projected results will be achieved.

Management's Discussion and Analysis of Financial Condition or Plan of Operation for the Quarter and Six Months ended October 31, 2003

Results of Operations

The following table sets forth, for the periods indicated, certain statement of operations data expressed as a percentage of revenues. The table and the discussion below should be read in conjunction with the condensed consolidated financial statements and the notes thereto appearing elsewhere in this report. Furthermore, the financial information does not include the results of operations subsequent to October 31, 2003, or the results of capital raising activities that we completed in January 2004.

	Three Months Ended October 31,		Six Months Ended October 31,	
	2003	2002	2003	2002
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	78.6	78.9	77.2	76.4
Gross margin	21.4	21.1	22.8	23.6
Operating expenses:				
Selling, general and Administrative	44.5	48.3	46.0	50.0
Research and development	7.5	3.0	5.1	2.9
Total operating expenses	52.0	51.3	51.1	52.9
Operating loss	(30.6)	(30.2)	(28.3)	(29.3)
Other income (expense), net	(.4)	.2	(.1)	31.0
Income (loss) before income taxes	(31.0)	(30.0)	(28.4)	1.7
Income tax expense	—	—	—	—
NET INCOME (LOSS)	(31.0)%	(30.0)%	(28.4)%	1.7%

Revenues

Revenues decreased from $2,256,000 for the three months ended October 31, 2002 to $2,214,000 for the three months ended October 31, 2003, a decrease of $42,000 or 1.9%. The decrease is due to a decrease in international isotope product sales partially offset by an increase in domestic isotope product sales and semiconductor materials and products sales. Included in revenues for the three months ended October 31, 2003 were $132,000 of semiconductor materials and products sales as compared to $46,000 for the three months ended October 31, 2002.

As a significant portion of our revenues are derived from a small concentration of customers, if one or more of these customers were to discontinue or reduce their purchases of our isotope products, the result could have a material effect on both our revenues and related cash flows.

Revenues from domestic isotope product sales for the three months ended October 31, 2003 were $1,549,000, an increase of 1.8%, or $28,000, from $1,521,000 for the three months ended October 31, 2002. The increase was primarily the result of additional product sales to our existing customers and an increase in our customer base for the three months ended October 31, 2003.

Revenues from international isotope product sales for the three months ended October 31, 2003 were $533,000, a decrease of 22.6%, or $156,000, from $689,000 for the three months ended October 31, 2002. The decrease was primarily the result of a significant decrease in sales of one specific radioisotope due to a worldwide decrease in demand. It is uncertain if the demand for this radioisotope will return to previous levels.

In general, our German subsidiary has had difficulty entering the oxygen-18 market in Europe as many of its potential customers are under long-term supply contracts with their current suppliers and the market is relatively flat (unlike the United States which is growing at a significant rate). The quality of our product is high but we must wait until our potential customers' current supply agreements terminate before we will be able to bid on new supply contracts. Our ability to increase the revenues in our German subsidiary (and ultimately its gross margin) is directly related to how successful we can be in gaining market share in the European oxygen-18 market. While we anticipate that we will begin obtaining European oxygen-18 customers in the first two quarters of calendar 2004, we cannot provide any assurance that this will come to fruition.

Revenues were essentially flat between periods as we generated $4,497,000 for the six months ended October 31, 2002 compared to $4,499,000 for the six months ended October 31, 2003. We experienced a decrease in international isotope product sales, which was offset by an increase in semiconductor materials and products sales. The increase in semiconductor materials and product sales was mostly due to a $200,000 sale of silicon-28 as a bulk isotope in the first quarter of fiscal 2004. Included in revenues for the six months ended October 31, 2003 were $395,000 of semiconductor materials and products sales as compared to $58,000 for the six months ended October 31, 2002.

Revenues from domestic isotope product sales for the six months ended October 31, 2003 were $3,017,000, a decrease of 2.8%, or $87,000, from $3,104,00 for the six months ended October 31, 2002. The decrease was primarily the result of a significant decrease in the sale of radioisotopes partially offset by an increase in the sale of stable isotopes (consisting mainly of oxygen-18). While the substantial majority of our revenues at our German subsidiary are derived from the sale of radioisotopes, we have had difficulty in the United States with our ability to enter the radioisotope market. The difficulty arises from the fact that our potential customers have long established relationships with their suppliers (who are mostly foreign) and as a result they are hesitant to change. While we continue to work towards increasing our share in this domestic market to a meaningful number, we can offer no assurances that this will come to fruition.

The substantial majority of our domestic isotope product sales result from the sale of oxygen-18 and while our volume continues to increase, it has been offset by a continuation of price decreases in the market. As a result, in order to increase our revenues from the sale of oxygen-18, we will need to continue to increase our volume at a rate greater than the continuing decreases in the anticipated future market price. While we believe that we will continue to be successful in this endeavor in the future, we can offer no assurance that this will come to fruition.

Revenues from international isotope product sales for the six months ended October 31, 2003 were $1,087,000, a decrease of 18.6%, or $248,000, from $1,335,000 for the six months ended October 31, 2002. The decrease was primarily the result of a significant decrease in sales of one specific radioisotope due to a worldwide decrease in demand. It is uncertain if the demand for this radioisotope will return to previous levels.

We do not anticipate significant revenues from sales of silicon-28 based products during the remainder of fiscal 2004 (although we did complete a $200,000 transaction for the sale of silicon-28 as a bulk isotope in the first quarter of fiscal 2004). We are collaborating with academia and industry to evaluate the benefits of isotopically pure silicon-28. We believe that if evaluations demonstrate the commercial feasibility of one or more products, demand could emerge in the high-performance microprocessor segment of the semiconductor market. We can offer no assurance, however that these evaluations will demonstrate the commercial feasibility of any products, that we will be able to commercialize any such products, or that a market will emerge for any such products.

Gross Margin

Gross margin was essentially flat between three-month periods as we generated $473,000 for the three months ended October 31, 2003 as compared to $477,000 for the three months ended October 31, 2002. On a percentage of revenues basis, gross margin increased .3 percentage points to 21.4%, for the three months ended October 31, 2003, from 21.1%, for the three months ended October 31, 2002. Gross margin was also essentially flat between six-month periods as we generated $1,028,000 for the six months ended October 31, 2003 as compared to $1,062,000 for the six months ended October 31, 2002. On a percentage of revenues basis, gross margin decreased .8 percentage points to 22.8%, for the six months ended October 31, 2003, from 23.6%, for the six months ended October 31, 2002. In general, margins will continue to decline as oxygen-18 prices decrease and until we can generate a positive margin for the semiconductor materials and products business line. We anticipate that the gross margin from sales of semiconductor materials and products (both in dollar value and as a percentage of revenues) will increase over time as sales increase and minimize the overall effect of fixed costs, but we can offer no assurances that this will come to fruition.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $104,000, to $986,000, for the three months ended October 31, 2003, from $1,090,000, for the three months ended October 31, 2002. On a percentage of revenues basis, selling, general and administrative expenses decreased 3.8 percentage points to 44.5%, for the three months ended October 31, 2003, from 48.3%, for the three months ended October 31, 2002. The dollar decrease is attributable mainly to a decrease in consulting and other professional services expenses partially offset by an increase in headcount and facility costs related to the expansion of our SOI operations.

The percentage decrease is attributable mainly to a decrease in consulting and other professional services expenses partially offset by an increase in headcount and facility costs related to the expansion of our SOI operations and a decrease in revenues.

Selling, general and administrative expenses decreased $181,000, to $2,069,000, for the six months ended October 31, 2003, from $2,250,000, for the six months ended October 31, 2002. On a percentage of revenues basis, selling, general and administrative expenses decreased 4.0 percentage points to 46.0%, for the six months ended October 31, 2003, from 50.0%, for the six months ended October 31, 2002. Both the dollar and percentage of revenues decrease is primarily attributable to decreases in both legal costs associated with the Eagle-Picher dispute and consulting and other professional services expenses partially offset by an increase in headcount and facility costs related to our SOI operations.

If we are able to obtain the necessary funding, we anticipate that we will increase our selling, general and administrative expenses during the remainder of fiscal year 2004 through anticipated increased marketing efforts for our semiconductor materials and products segment and in an effort to market the isotope-based trace detection technology that we acquired from IUT. There can be no assurance that our anticipated increased selling, general and administrative expenses will result in increased revenues from product sales.

Research and Development Expenses

Consistent with our product development strategy, we are seeking to identify and evaluate new stable and radioactive isotope products, SOI products and potential markets for economic and technical feasibility. We anticipate that we may incur research and development costs associated with the detection technology that we acquired from IUT only if we are able to obtain adequate additional financing. We will, in addition, continue funding research and development to improve technologies for isotope separation and material processing technologies. Because of the uniqueness of our business, the unique chemicals and processes we deal with and the handling precautions required, these expenses can be significant. We cannot offer any assurance that our current or future lines of business or products resulting from our research and development efforts will be profitable or generate significant revenues.

Research and development expenses increased $97,000, to $165,000, for the three months ended October 31, 2003, from $68,000, for the three months ended October 31, 2002. On a percentage of revenues basis research and development expenses increased 4.5 percentage points to 7.5% for the three months ended October 31, 2003, from 3.0%, for the three months ended October 31, 2002. Both the dollar and percentage increase is primarily related to an increase in research and development expenses associated with our thin-film SOI product.

Research and development expenses increased $101,000, to $230,000, for the six months ended October 31, 2003, from $129,000, for the six months ended October 31, 2002. On a percentage of revenues basis research and development expenses increased 2.2 percentage points to 5.1% for the six months ended October 31, 2003, from 2.9%, for the six months ended October 31, 2002. Both the dollar and percentage increase is primarily related to an increase in research and development expenses associated with our thin-film SOI product.

We believe that the development and introduction of new product applications is critical to our future success. We expect that research and development expenses may increase assuming sufficient cash remains available and we are able to procure necessary materials and outside services, but will likely continue to vary as a percentage of revenues because of the timing and amount of future revenues. Except for work being performed on our SOI thin-film product at our facilities in Vancouver, Washington, we operate no other facilities of our own for research and development. All other research and development work is performed by outside entities, none of which we control. None of the companies that currently perform research and development work for us does so on an exclusive basis.

Other Income (Expense), net

For the three months ended October 31, 2003 and 2002, other income (expense), net includes interest income and expense and foreign currency gains and losses. Other income (expense), net decreased $13,000, to ($9,000), for the three months ended October 31, 2003, from $4,000, for the three months ended October 31, 2002.

For the six months ended October 31, 2003 and 2002, other income (expense), net includes net gains from a legal settlement, amortization of debt offering costs, gains or losses on the sale of lines of businesses or subsidiaries, interest income and expense, and foreign currency gains and losses. Other income (expense), net decreased $1,399,000, to ($7,000), for the six months ended October 31, 2003, from $1,392,000 for the six months ended October 31, 2002. The decrease is primarily attributable to the gain (net of the contingency portion of legal fees) of $2,140,000 related to the settlement of the Eagle-Picher dispute and the gain resulting from the disposition of CTL, partially offset by the expensing of $546,000 of previously unamortized discount related to the Series 2002A Convertible Notes to interest expense and $182,000 of previously capitalized debt offering costs as a result of the conversion of the notes to common stock during the six months ended October 31, 2002.

Income Taxes

We currently operate at a loss and expect to operate at a loss until the products currently under development begin to generate sufficient revenue. The losses we anticipate incurring during the remaining portion of the current year are not expected to generate an income tax benefit because of the uncertainty of the realization of the deferred tax asset. As such, we have also provided a valuation allowance against our net deferred tax asset as realization is uncertain.

Net Loss

We recognized a net loss of $687,000 for the three months ended October 31, 2003, as compared to a net loss of $677,000 for the three months ended October 31, 2002. We recognized a net loss of $1,278,000 for the six months ended October 31, 2003, as compared to net income of $75,000 for the six months ended October 31, 2002. We anticipate that losses will continue until (if ever): (i) revenues from our current operations substantially increase or (ii) we generate substantial revenues from products introduced as a result of our research and development projects.

Net income in future years will be dependent upon our ability to increase net revenues faster than we increase our selling, general and administrative expenses, research and development expense and other expenses. Assuming we obtain the necessary funding, we anticipate expanding our SOI operations and generating additional revenues during the remainder of fiscal year 2004. However, because of our continuing research and development efforts on new products (possibly including products based on our homeland security technology), we anticipate that our operations during the remainder of fiscal year 2004 will result in a loss since we are not likely to increase our revenues from our existing products or generate additional sales from the new products we may develop in a sufficient amount (if at all) to offset our operating expenses.

Liquidity and Capital Resources

Our working capital and liquidity increased significantly during the six months ended October 31, 2003 due to the private placement completed in September 2003 whereby we received $1,200,000 ($1,080,000 net of placement fees). Working capital increased $786,000, to $1,880,000 at October 31, 2003, from $1,094,000, at April 30, 2003.

Our principal source of funding for the six months ended October 31, 2003 was from the private placement completed in September 2003. Our principal source of funding for the six months ended October 31, 2002 was from the settlement of the Eagle-Picher dispute. We used cash in operating activities of $1,320,000 during the six months ended October 31, 2003 and provided cash from operating activities of $1,020,000 during the six months ended October 31, 2002. Cash used in operating activities for the six months ended October 31, 2003 was principally the result of a net loss of $1,278,000. Cash provided by operating activities during the six months ended October 31, 2002 was principally the result of the settlement of the Eagle-Picher dispute partially offset by operating losses.

As a significant portion of our revenues and accounts receivable are derived from a small concentration of customers, if one or more of these customers were to discontinue or reduce their purchases of our isotope products or fail to pay our accounts receivable, the result could have a material effect on both our revenues and related cash flows.

Our investing activities used cash of $4,000 and $260,000 for the six months ended October 31, 2003 and 2002, respectively. Cash used in investing activities for the six months ended October 31, 2003 and October 31, 2002, resulted from purchases of property and equipment.

Financing activities provided cash of $1,060,000 for the six months ended October 31, 2003 and used cash of $22,000 for the six months ended October 31, 2002. Cash provided by financing activities for the six months ended October 31, 2003 resulted primarily from the private placement of $1,200,000 ($1,080,000 net of placement fees) completed in September 2003. Cash used in financing activities for the six months ended October 31, 2002 resulted primarily from payments on borrowings of $25,000.

At October 31, 2003, we had $478,000 of cash and cash equivalents, a decrease of $264,000, compared to $742,000, at April 30, 2003.

In September 2003 we completed a financing arrangement whereby we issued 1,500,000 shares of restricted common stock and 900,000 common stock warrants to accredited investors for $1,200,000

($1,080,000 net of placement fees). Each common stock warrant is exercisable for one share of common stock at $1.25 per share and expires on December 31, 2005. We paid the placement agents a 10% commission related to this arrangement.

On October 22, 2003, we extended our existing financial advisory agreement with Park Capital through December 31, 2004. In connection with this agreement, we issued a common stock warrant to purchase 500,000 shares of our restricted common stock at $1.25 per share. The common stock warrant vested immediately and expires on October 21, 2006.

On October 22, 2003, we entered into a non-exclusive investment banking agreement with vFinance whereby we issued a common stock warrant to purchase 560,000 shares of our restricted common stock at $1.25 per share. The common stock warrant vested immediately, expires on April 30, 2006 and was considered full payment for services to be provided through June 30, 2004.

On November 1, 2003, we entered into a twelve-month agreement with Lippert/Heilshorn & Associates, Inc. to provide us with investor relations services through October 31, 2004. In connection with this agreement, we agreed to make monthly payments of $10,500 and we issued a common stock warrant to acquire 120,000 shares of our restricted common stock at $1.35 per share. The common stock warrant vested immediately and expires on November 1, 2006.

In January 2004 we completed a financing arrangement whereby we issued 22,000 shares of our Series C Convertible Preferred Stock and 200,000 common stock warrants to accredited investors who are affiliated with Mercator Advisory Group, LLC for $2,200,000. In addition, we paid Mercator Advisory Group, LLC $200,000 in due diligence fees and related expenses and issued them a common stock warrant to acquire 227,701 shares of our common stock. The Series C Convertible Preferred Stock is convertible (or has been converted) at a price to be determined at 80% of the market price (which is defined as the average of the lowest three inter-day trading prices of our common stock for the five consecutive trading days immediately preceding the conversion date) of our common stock on the day of conversion, but not greater than $1.25 per share nor less than $0.95 per share (equating to a range of 1,760,000 to 2,315,790 shares of common stock). On February 17, 2004, 11,000 shares of Series C Convertible Preferred Stock were converted (at $.95 per share) into 1,157,895 shares of common stock. Each common stock warrant issued in this transaction is exercisable for one share of common stock at $1.25 per share and expires on January 27, 2007.

There are provisions associated with the preferred stock private placement completed on July 29, 1999 that if triggered, would reduce the current conversion price and effectively allow the preferred shares to convert to common stock at a more favorable ratio. Prior to our September 2003 financing, the preferred stock was convertible at 1.67 shares of common stock for each share of Series A Convertible Preferred Stock outstanding. We did not believe that the financing completed in September 2003 caused any further adjustment to the conversion price, but the holders of the Series A Convertible Preferred Stock expressed their disagreement. In November 2003, we entered into a settlement agreement with the holders of the Series A Convertible Preferred Stock and as a result, the preferred shares are now convertible at two shares of common stock for each share of Series A Convertible Preferred Stock outstanding. As of February 23, 2004 there were 963,666 shares of Series A Convertible Preferred Stock outstanding convertible into 1,927,332 shares of common stock based on the settlement agreement.

Our stock was trading at prices significantly below the $1.00 per share Nasdaq minimum bid price requirement at times during calendar 2003. The volatility of our stock price, our current price near $1.00 per share and our financial condition may result in our failing to meet Nasdaq's requirements. As a result, we could potentially be at risk of Nasdaq action to remove our securities from its SmallCap market. We cannot give any assurance that we will be able to meet the Nasdaq requirements to maintain our SmallCap listing, or that if we do, a stable trading market will develop for our stock.

In general, we expect that our working capital will decrease over time as we continue to use our capital and cash flows from revenues for operations, research and development, and investing activities. We do not expect working capital to increase until we are able increase our revenues to exceed our cash out-flows (assuming we are able to increase our revenues) or complete a financing arrangement. With our anticipated revenues from operations during the period and projecting our cash flow on the basis of our historical expenditures and the financings completed in September 2003 and January 2004, we have sufficient cash available to fund our short-term working capital requirements through approximately July 2004.

We are currently working with several different sources, including both strategic and financial investors in order to raise sufficient capital to finance both our continuing operations and our proposed homeland security business. Although there is no assurance that funding will be available, we believe that our current business plan, if successfully funded, will significantly improve our operating results and cash flow in the future.

Management's Discussion and Analysis of Financial Condition or Plan of Operation for the Year ended April 30, 2003

Results of Operations

The following table sets forth operations data expressed as a percentage of revenues. The table and the discussion below should be read in conjunction with the audited financial statements and the notes thereto appearing elsewhere in this report.

	Year Ended April 30,	
	2003	2002
Revenues	100.0%	100.0%
Cost of revenues	77.5	75.8
Gross margin	22.5	24.2
Operating expenses:		
Selling, general and administrative	47.4	54.7
Research and development	3.3	5.2
Goodwill impairment	—	12.6
Total operating expenses	50.7	72.5
Operating loss	(28.2)	(48.3)
Other income (expense), net	15.2	(.3)
Loss before income tax expense	(13.0)	(48.6)
Income tax benefit (expense)	.8	—
Net loss	(12.2)%	(48.6)%

Revenues

Revenues increased from $8,155,000 for the year ended April 30, 2002 to $9,051,000 for the year ended April 30, 2003, an increase of $896,000 or 11.0%. The increase is due to a significant increase in domestic isotope product sales partially offset by a significant decrease in international isotope product sales. Included in revenues for the year ended April 30, 2003 were $197,000 of semiconductor materials and products sales as compared to $15,000 for the year ended April 30, 2002.

Revenues from domestic isotope product sales for the year ended April 30, 2003 were $5,882,000, an increase of 39.3%, or $1,658,000, from $4,224,000 for the year ended April 30, 2002. The increase was primarily the result of additional product sales to our existing customers and an increase in our customer base for the year ended April 30, 2003.

Revenues from international isotope product sales for the year ended April 30, 2003 were $2,972,000, a decrease of 24.1%, or $944,000, from $3,916,000 for the year ended April 30, 2002. The decrease was primarily the result of the sale of CTL to the 25% shareholder effective May 1, 2002 partially offset by an increase in product sales to our existing customers and an increase in our customer base for the year ended April 30, 2003.

Included in revenues from international isotope product sales for the year ended April 30, 2002 was approximately $1,575,000 of revenues from CTL. Effective May 1, 2002 we sold our 75% interest in CTL to its 25% shareholder for 50,000 Euros (approximately $48,000). CTL, which primarily resells oxygen-18, was notified that its current distribution agreement (which expired on December 31, 2002) would not be renewed. The loss of this agreement was significant as it accounted for approximately 80% of CTL's revenue and as a result, CTL's ability to generate revenues after December 31, 2002 was extremely uncertain. As a result of this disposition, Chemotrade is now free to pursue other opportunities (including selling oxygen-18 throughout the European market) that may have been in conflict with the interests of CTL. We have fully replaced the lost revenue during the year ended April 30, 2003 with additional product sales to new and existing customers both domestically and in Europe. We fully anticipate that we will continue this trend during fiscal year 2004, but we can offer no assurances that this will come to fruition.

Although we commenced our SOI business on a limited basis during the year ended April 30, 2002, there are still several additional items that need to be resolved, including the refining of our processes and procedures and obtaining certification from our future customers before we will be able to operate our SOI business on a full scale basis. We did commence manufacturing SOI wafers in our own manufacturing facilities during the year ending April 30, 2003 and we expect to be able to continue to do so.

Not withstanding the commencement of manufacturing SOI wafers in our own manufacturing facility in November 2002, we do not anticipate significant revenues from sales of silicon-28 based products in fiscal 2004 (although we have completed a $200,000 transaction for the sale of silane gas in the first quarter of the year ending April 30, 2004). We are collaborating with academia and industry to evaluate the benefits of isotopically- pure silicon-28. We believe that if evaluations demonstrate the commercial feasibility of one or more products, demand could emerge in the high-performance microprocessor segment of the semiconductor market. We can offer no assurance, however, that these evaluations will demonstrate the commercial feasibility of any products, that we will be able to commercialize any such products, or that a market will emerge for any such products.

Gross Margin

Gross margin for the year ended April 30, 2003 was $2,037,000, an increase of 3.2%, or $64,000, from $1,973,000 for the year ended April 30, 2002. On a percentage of revenues basis, gross margin decreased 1.7 percentage points to 22.5%, for the year ended April 30, 2003, from 24.2%, for the year ended April 30, 2002. The dollar increase is directly attributable to an increase in higher margin domestic isotope product sales partially offset by a decrease in lower margin international isotope sales primarily due to the disposition of CTL effective May 1, 2002 and a $138,000 negative margin on semiconductor materials and products sales. The percentage of revenues decrease is due to the combination of the negative margin achieved on semiconductor materials and products sales partially offset by an overall increase in higher margin domestic isotope sales and a decrease in lower margin international isotope sales due to the disposition of CTL effective May 1, 2002.

Included in gross margin for the year ended April 30, 2002 was $326,000 of gross margin from CTL. We have replaced the lost gross margin for the year ended April 30, 2003 with additional product sales, at a higher gross margin percentage, to both new and existing customers, both domestically and in Europe. We fully anticipate that we will continue this trend during fiscal year 2004, but we can offer no assurances that this will come to fruition.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $173,000, to $4,290,000 for the year ended April 30, 2003, from $4,463,000 for the year ended April 30, 2002. On a percentage of revenues basis, selling, general and administrative expenses decreased to 47.4%, for the year ended April 30, 2003, from 54.7%, for the year ended April 30, 2002. The dollar decrease is primarily attributable to a decrease in the usage of legal services (pertaining mostly to the Eagle-Pitcher dispute), a decrease in the usage of common stock or common stock warrants issued for other professional services, a decrease in headcount at our corporate offices and Chemotrade partially offset by an increase in headcount and facility costs related to the semiconductor materials and products business segment. The percentage decrease is also attributable to a decrease in the usage of legal services (pertaining mostly to the Eagle-Pitcher dispute), a decrease in the usage of common stock or common stock warrants issued for other professional services, a decrease in headcount at our corporate offices and Chemotrade and an increase in revenues partially offset by an increase in headcount and facility costs related to the semiconductor materials and products business segment.

We anticipate that we will increase our selling, general and administrative expenses during the year ending April 30, 2004 through anticipated increased marketing efforts for our semiconductor materials and products segment and in an effort to market the isotope-based trace detection technology that we recently acquired from IUT. There can be no assurance that our anticipated increased selling, general and administrative expenses will result in increased revenues from product sales.

Goodwill Impairment

The dynamics of Chemotrade's business changed throughout the year ended April 30, 2002, including the realization in the fourth quarter that we would be unable to renew a major sales contract that expired December 31, 2002, the retirement of two key members of management and an evolving change in our current and future product mix. These conditions led to operating results and forecasted future results that were substantially less than had been anticipated at the time of the acquisition of Chemotrade. We revised our projections and determined that the projected results would not fully support the future amortization of the goodwill balance. In accordance with our policy, we assessed the recoverability of goodwill using a discounted cash flow projection over the next six years, at a risk-adjusted rate of 12%. The six-year time horizon represented our best estimate of Chemotrade's future cash flows given current planned operating conditions. Based on this projection, the cumulative cash flow was insufficient to fully recover the goodwill and fixed asset balance. As a result, we determined that assets with a carrying value of $2,881,000 were impaired, resulting in a write-down of goodwill of $1,025,000 to its fair value during the year ended April 30, 2002.

Research and Development Expenses

Consistent with our product development strategy, we are seeking to identify and evaluate new stable and radioactive isotope products and potential markets for economic and technical feasibility. We do not anticipate incurring any research and development costs associated with the technology that we recently acquired from IUT in the first two quarters of the year ending April 30, 2004. We anticipate that we may incur significant research and development costs associated with this technology later in the year ending April 30, 2004 only if we are able to obtain additional financing. We will, in addition, continue funding research and development to improve technologies for isotope separation and material processing technologies. Because of the uniqueness of our business, the unique chemicals and processes we deal with and the handling precautions required, these expenses can be significant. We cannot offer any assurance that our current or future lines of business or products resulting from our research and development efforts will be profitable or generate significant revenues.

Research and development expenses decreased $120,000, to $303,000, for the year ended April 30, 2003, from $423,000, for the year ended April 30, 2002. On a percentage of revenues basis, research and development expenses decreased to 3.3% for the year ended April 30, 2003, from 5.2%, for the year ended April 30, 2002. The dollar decrease is primarily related to an increase in the revenue generated by the sale of silicon 28 epitaxial wafers to different companies for testing purposes. This revenue is recorded as an offset to research and development expenses in the accompanying statement of operations. The percentage decrease is also primarily related to the increase in the revenue generated by the sale of silicon 28 epitaxial wafers to different companies for testing purposes and an increase in revenues.

We believe that the development and introduction of new product applications is critical to our future success. We expect that research and development expenses may increase assuming sufficient cash remains available and we are able to procure necessary materials and outside services, but will likely continue to vary as a percentage of revenues because of the timing and amount of future revenues. We operate no facilities of our own for research and development. All research and development work is performed by outside entities, none of which we control. None of the companies that currently perform research and development work for us does so on an exclusive basis.

Other income (expense), net

Other income (expense), net includes net gains from a legal settlement, amortization of debt offering costs, gains or losses on the sale of lines of businesses or subsidiaries, interest income and expense, and foreign currency gains and losses. Other income (expense), net increased $1,402,000, to $1,380,000, for the year ended April 30, 2003, from ($22,000), for the year ended April 30, 2002. The increase is primarily attributable to the gain (net of the contingency portion of legal fees) of $2,140,000 related to the settlement of the Eagle-Picher dispute and the $30,000 gain resulting from the disposition of CTL, partially offset by the expensing of $546,000 of previously unamortized discount related to the Series 2002A Convertible Notes to interest expense and $182,000 of previously capitalized debt offering costs as a result of the conversion of the notes to common stock.

Income Taxes

We currently operate at a loss and expect to operate at a loss until the products currently under development begin to generate sufficient revenue. The losses incurred in the current year are not expected to generate an income tax benefit because of the uncertainty of the realization of the deferred tax asset. As a result, we have provided a valuation allowance against our net deferred tax asset as realization is uncertain. The income tax benefit in the current year relates to cash received from a carry-back claim resulting from a change in the tax laws. In October 2001, we received approximately $362,000 resulting from a carry-back claim associated with the prior year taxable loss.

Net Loss

We recognized a net loss of $1,106,000 for the year ended April 30, 2003, as compared to a net loss of $3,960,000 for the year ended April 30, 2002. The decrease in the net loss is primarily attributable to the gain (net of the contingency portion of legal fees) of $2,140,000 related to the settlement of the Eagle-Picher dispute. We anticipate that losses will continue until revenues increase from our current operations or until we generate revenues from products introduced as a result of our research and development projects.

Net income in future years will be dependent upon our ability to increase revenues faster than we increase our selling, general and administrative expenses, research and development expense and other expenses. During the year ending April 30, 2004, we anticipate expanding our SOI operations and generating additional revenues. However, because of our continuing research and development efforts on new products (possibly including products based on our newly-acquired homeland security technology), we anticipate that the operations during the year ending April 30, 2004 will result in a loss since we are not likely to increase our revenues from our existing products or generate additional sales from the new products we may develop in a sufficient amount (if at all) to offset our operating expenses.

Liquidity and Capital Resources

Our working capital and liquidity increased during the year ended April 30, 2003 due mainly to the resolution of our dispute with Eagle-Picher via the July 24, 2002 settlement agreement whereby we received $2,500,000 ($2,140,000 net of the contingency portion of our legal fees). Working capital increased $28,000, to $1,094,000, at April 30, 2003, from $1,066,000, at April 30, 2002. Of that, $760,000 of our working capital relates to Chemotrade and is not available to pay our United States based creditors. Our working capital has decreased since we received the funds from the Eagle-Picher settlement as we have used those funds to finance our negative cash flow.

Our principal source of funding for the year ended April 30, 2003 has been from the settlement of the Eagle-Picher dispute. Our principal sources of funding for the year ended April 30, 2002 have been from the issuance of our Series 2002A Convertible Notes (which were subsequently converted into common stock) and the exercise of common stock warrants. We provided cash from operating activities of $606,000 during the year ended April 30, 2003 and used cash in operating activities of $1,858,000 during the year ended April 30, 2002. Cash provided by operating activities during the year ended April 30, 2003 was principally the result of the settlement of the Eagle-Picher dispute partially offset by operating losses. Cash used in operating activities for the year ended April 30, 2002 was principally the result of a net loss of $3,960,000 partially offset by a charge for impairment of goodwill of $1,025,000.

As a significant portion of our revenues are derived from a small concentration of customers, if one or more of these customers were to discontinue or reduce their purchases of our isotope products, the result could have a material effect on both our revenues and related cash flows.

Our investing activities used cash of $550,000 and $17,000 for the years ended April 30, 2003 and 2002, respectively. Cash used in investing activities for the years ended April 30, 2003 and 2002, resulted from purchases of property and equipment.

Financing activities used cash of $39,000 for the year ended April 30, 2003 and provided cash of $1,510,000 for the year ended April 30, 2002. Cash used in financing activities for the year ended April 30, 2003 resulted primarily from payments on borrowings and capital lease obligations of $44,000. Cash provided by financing activities for the year ended April 30, 2002 resulted primarily from the issuance of our Series 2002A Convertible Notes for $1,000,000, the exercise of common stock warrants for $473,000, proceeds of $7,000 from the sale of shares under our employee stock purchase program and $30,000 from the net issuance and repayments of notes payable.

At April 30, 2003, we had $742,000 of cash and cash equivalents, an increase of $17,000, compared to $725,000 at April 30, 2002.

In November 2002, we entered into an agreement with Park Capital whereby we issued a common stock warrant to purchase 300,000 shares of common stock at $1.00 per share (of which 240,000 were subsequently assigned to Roadrunner), for investment banking and consulting services. The common stock warrant vested immediately and expires in November 2005. As originally written, the agreement terminates on December 31, 2003. On October 22, 2003 we extended this financial advisory agreement for an additional twelve months and, as a result, it now expires on December 31, 2004. We issued Park Capital warrants (exercisable at $1.25 and expiring October 21, 2006) to purchase an additional 500,000 shares of our common stock as consideration for extending this agreement. We also entered into an investment banking services agreement with vFinance and issued to vFinance 560,000 warrants to purchase our common stock. The warrants to vFinance are exercisable at $1.25 per share through April 30, 2006.

On November 1, 2003, we entered into a twelve-month agreement with Lippert/Heilshorn & Associates, Inc. to provide us with investor relations services through October 31, 2004. In connection with this agreement, we agreed to make monthly payments of $10,500 and we issued a common stock warrant to acquire 120,000 shares of our restricted common stock at $1.35 per share. The common stock warrant vested immediately and expires on November 1, 2006.

In January 2004 we completed a financing arrangement whereby we issued 22,000 shares of our Series C Convertible Preferred Stock and 200,000 common stock warrants to accredited investors who are affiliated with Mercator Advisory Group, LLC for $2,200,000. In addition, we paid Mercator Advisory Group, LLC $200,000 in due diligence fees and related expenses and issued them a common stock warrant to acquire 227,701 shares of our common stock. The Series C Convertible Preferred Stock is convertible (or has been converted) at a price to be determined at 80% of the market price (which is defined as the average of the lowest three inter-day trading prices of our common stock for the five consecutive trading days immediately preceeding the conversion date) of our common stock on the day of conversion, but not greater than $1.25 per share nor less than $0.95 per share (equating to a range of 1,760,000 to 2,315,790 shares of common stock). On February 17, 2004, 11,000 shares of Series C Convertible Preferred Stock were converted (at $.95 per share) into 1,157,895 shares of common stock. Each common stock warrant issued in this transaction is exercisable for one share of common stock at $1.25 per share and expires on January 27, 2007.

On March 20, 2002 we completed a financing arrangement whereby we issued $1,000,000 of Series 2002A Convertible Notes. The notes were convertible at a ratio of one common share for each dollar of note outstanding, bore interest at 4% per annum and were due March 1, 2003. During the year ended April 30, 2003, the $1,000,000 of convertible notes were converted to 1,000,000 shares of common stock.

Under the terms of the Series A Convertible Preferred Stock private placement, the related shareholders had anti-dilution rights if we issued or sold common stock after July 29, 1999 for a per share consideration less than the current exercise price of the related warrants. The 3,085,622 common stock warrants associated with this private placement expired unexercised on July 29, 2002.

In addition to anti-dilution rights, there are provisions associated with the Series A Convertible Preferred Stock that if triggered, would reduce the current conversion price and effectively allow the preferred shares to convert to common stock at a ratio greater than a one for one basis. As a result of December 2002 and November 2003 settlements with the holders of the Series A Convertible Preferred Stock over the proper calculation of the conversion ratio, the conversion price is currently $.75 per share and, as a result, the Series A Convertible Preferred Stock is now convertible at two shares of common stock for each share of Series A Convertible Preferred Stock outstanding. As of February 23, 2004, there were 963,666 shares of Series A Convertible Preferred Stock outstanding convertible into 1,927,332 shares of common stock based on the settlement agreement.

The terms of the private placement completed on December 13, 2000 required that we register the common stock and the common stock underlying the Class B Common Stock Warrants by June 14, 2001. As we were unable to complete the effective registration of such shares by June 14, 2001, on July 26, 2001 we rectified the situation by issuing an additional 112,504 shares of common stock and an additional 675,000 Class B Common Stock Warrants to the investors of the private placement.

On April 30, 2001, we completed an exchange offer whereby the holders of Class A Common Stock Warrants could exchange each Class A Common Stock Warrant for a Class B Common Stock Warrant. In order to participate in the exchange offer, each holder of the Class A Common Stock Warrants was required to submit their election by April 30, 2001. As a result of this exchange offer, 632,610 of the 810,000 Class A Common Stock Warrants were exchanged for Class B Common Stock Warrants. The remaining 177,390 Class A Common Stock Warrants that were not exchanged expired September 21, 2001.

In general (and even though our working capital increased during the year ended April 30, 2003 due, primarily due to the Eagle-Picher settlement), we expect that our working capital will decrease over time as we continue to use our capital and cash flows from revenues for operations, research and development and investing activities (including the expansion of our SOI operations). We do not expect working capital to increase until we are able to increase our revenues to exceed our cash out-flow (assuming we are able to increase our revenues) or complete a financing arrangement. We cannot offer any assurance that we will be able to do so in the near term. Our current working capital shortage resulted in our auditors issuing an opinion on our financial statements indicating substantial doubt regarding our ability to continue as a going concern.

We are currently working with several different sources, including both strategic and financial investors in order to raise sufficient capital to finance both our continuing operations and our proposed homeland security business. Although there is no assurance that funding will be available, we believe that our current business plan, if successfully funded, will significantly improve our operating results and cash flow in the future.

Critical Accounting Policies

The material accounting policies that we believe are the most critical to an investor's understanding of our financial results and condition and require complex management judgment have been expanded and are discussed below.

Goodwill and Intangible Assets

Effective May 1, 2002 we adopted SFAS No. 142 *Goodwill and Other Intangible Assets.* SFAS No. 142 addresses the methods used to amortize intangible assets and to assess impairment of those assets, including goodwill resulting from business combinations accounted for under the purchase method. Although we adopted SFAS No. 142 effective May 1, 2002, goodwill and intangible assets other than goodwill acquired after June 30, 2001 have been amortized or not amortized in accordance with SFAS No. 142. We acquired intangible assets from Silicon Evolution, Inc. ("SEI") and IUT subsequent to June 30, 2001, and have accounted for those assets in accordance with the requirements of SFAS No. 142. Included in our assets at October 31, 2003, is goodwill related to the acquisition of Chemotrade in 1998 with a net carrying value of $1,807,000. Effective with the adoption of SFAS No. 142, we no longer amortize this goodwill, decreasing our amortization expense by approximately $110,000 per year.

In accordance with SFAS No. 142, we have completed our annual impairment test (as of April 30, 2003) on our life sciences reporting unit, which has recorded goodwill. In completing our analysis of the life sciences reporting unit, we used the Discounted Cash Flow Method ("DCF Method") in which the reporting unit was valued by discounting the projected cash flows to its present value based upon a risk-adjusted discount rate. As a result of the testing, we determined that there is no impairment of goodwill. We are required to assess goodwill for impairment annually, or earlier if indicators of impairment do arise. We are not aware of any indicators of possible impairment as of February 23, 2004.

In performing the calculation under SFAS No. 142, we made several assumptions, including the use of the DCF Method, the number of years used in the projection, the discount rate and growth assumptions. Had we elected to use different variables, the outcome of the calculation could have been different.

We utilized the DCF Method in order to calculate the fair value of our life sciences reporting unit. We had the option to utilize the market capitalization method but given the complexity of our business, we determined that we couldn't reasonably bifurcate the market value of the life sciences reporting unit from our other operations based upon our market value as a whole. In utilizing the DCF Method, we based our calculation over a conservative six-year life with no projected growth over the final four years. The final four years were kept constant in order to ensure that we did not overestimate the potential of the reporting unit. The six-year life was utilized as a result of the fact that the life sciences reporting unit has been selling isotopes for over fifteen years and that demand for isotopes is projected to increase over the next ten years. Given the history of the reporting unit and the projected future of the industry, we determined that it was reasonable to utilize a six-year life. Had we utilized a life of less than six years, the calculation may have suggested that impairment was present. In addition, we discounted the projected cash flows at a rate of 12%. The 12% was deemed reasonable given the current low market interest rate and the extremely low risk of the life sciences business offset by the higher cost of capital for a small company and the related difficulties we have had in raising necessary capital over the years. Had we utilized a discount rate that was substantially larger than 12%, the calculation may have suggested that impairment was present.

Our intangible assets result from the perpetual, exclusive technology license agreement with SEI that we entered into on September 14, 2001 and the isotope-based trace detection technology we acquired from IUT in December 2002. As the intangible assets were acquired after June 30, 2001, we adhere to the guidance provided by SFAS No. 142. Both the intangible assets acquired from SEI and the isotope-based trace detection technology are being amortized over their estimated useful lives of ten years (which are based upon many factors including the time it will take to develop the technology, the expected life of the finalized product(s) and the estimated lives of similar products). We will continue to evaluate each reporting period whether events and circumstances continue to support our assessment of a ten-year life for these intangible assets. Additionally, if indicators of impairment do arise in the future, the intangible assets will be tested for impairment and may result in an impairment charge in the future. We are not aware of any indicators of possible impairment as of February 23, 2004.

Valuation of Equity Transactions

We value transactions associated with common or preferred stock that is convertible into common stock based on the market value of the underlying common stock on the date of the signing of the agreement. We value transactions associated with common stock warrants at the appropriate measurement date utilizing the Black-Scholes pricing model, with assumptions as to volatility (100%), risk-free interest rate (4.0%) and estimated life of the warrants based on historical information. If the assumptions used, as they relate to volatility, risk-free interest rate and estimated life of the warrants, were materially different, the overall valuation of these transactions could change significantly.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

ISONICS CORPORATION AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Certified Public Accountants

Board of Directors
Isonics Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Isonics Corporation and Subsidiaries as of April 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Isonics Corporation and Subsidiaries as of April 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 142 *Goodwill and Other Intangible Assets* on May 1, 2002.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of $1,106,000 during the year ended April 30, 2003 and has an accumulated deficit of $12,322,000 as of April 30, 2003. These factors, among others, as discussed in Note 2 to the consolidated financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP

Denver, Colorado
June 11, 2003

Isonics Corporation and Subsidiary

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	April 30, 2003	April 30, 2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 742	$ 725
Accounts receivable (net of allowances of $29 and $30, respectively)	711	745
Inventories	748	460
Prepaid expenses and other current assets	246	749
Total current assets	2,447	2,679
LONG-TERM ASSETS:		
Property and equipment, net	615	70
Goodwill	1,807	1,807
Intangible assets, net	792	590
Other assets	86	68
Total long-term assets	3,300	2,535
TOTAL ASSETS	$ 5,747	$ 5,214
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ —	$ 46
Current portion of obligation under capital leases	48	—
Convertible notes payable (net of discount of $546 in 2002)	—	454
Accounts payable	909	824
Accrued liabilities	396	289
Total current liabilities	1,353	1,613
OBLIGATION UNDER CAPITAL LEASES, net of current portion	86	—
STOCKHOLDERS' EQUITY:		
Class A Preferred Stock—no par value; 10,000,000 shares authorized; shares issued and outstanding: 2003 and 2002—963,666; liquidation preference: 2003 and 2002—$1,445,499;	745	745
Common stock—no par value; 40,000,000 shares authorized; shares issued and outstanding: 2003—12,113,533; 2002—10,824,812	11,668	10,354
Additional paid in capital	4,362	3,912
Deferred compensation	(145)	(194)
Accumulated deficit	(12,322)	(11,216)
Total stockholders' equity	4,308	3,601
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,747	$ 5,214

See Notes to Consolidated Financial Statements.

Isonics Corporation and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended April 30, 2003	Year Ended April 30, 2002
Revenues	$ 9,051	$ 8,155
Cost of revenues	7,014	6,182
Gross margin	2,037	1,973
Operating expenses:		
Selling, general and administrative	4,290	4,463
Research and development	303	423
Goodwill impairment	—	1,025
Total operating expenses	4,593	5,911
Operating loss	(2,556)	(3,938)
Other income (expense):		
Gain on legal settlement, net	2,140	—
Amortization of debt offering costs	(182)	—
Interest and other income	95	73
Interest expense	(590)	(101)
Foreign exchange	(83)	6
Total other income (expense), net	1,380	(22)
Loss before income tax benefit (expense)	(1,176)	(3,960)
Income tax benefit (expense)	70	—
NET LOSS	$(1,106)	$(3,960)
Net loss per share—basic and diluted		
Net loss per share	$ (.09)	$ (.40)
Shares used in computing per share information	11,712	9,876

See Notes to Consolidated Financial Statements.

Isonics Corporation and Subsidiary

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)

	Preferred Stock		Common Stock		Additional Paid in	Deferred	(Accumulated	
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit)	Total
BALANCES, April 30, 2001	963,666	$745	8,961,288	$ 8,508	$2,745	$ —	$ (7,256)	$ 4,742
Exercise of warrants	—	—	494,849	473	—	—	—	473
Fair value of common stock issued for intangible assets	—	—	500,000	590	—	—	—	590
Fair value of common stock issued for services and employee compensation	—	—	549,750	574	—	—	—	574
Fair value of common stock issued for services as deferred compensation	—	—	200,000	202	—	(202)	—	—
Amortization of deferred compensation	—	—	—	—	—	8	—	8
Fair value of warrants issued for services	—	—	—	—	217	—	—	217
Issuance of common stock to settle registration rights issue	—	—	112,504	—	—	—	—	—
Common stock issued under Employee Stock Purchase Program	—	—	6,421	7	—	—	—	7
Warrants issued and beneficial conversion feature related to Series 2002A Convertible Notes	—	—	—	—	950	—	—	950
Net loss	—	—	—	—	—	—	(3,960)	(3,960)
BALANCES, April 30, 2002	963,666	745	10,824,812	10,354	3,912	(194)	(11,216)	3,601
Conversion of Series 2002A Convertible Notes into common stock	—	—	1,000,000	1,000	—	—	—	1,000
Fair value of common stock issued for services	—	—	32,500	36	—	—	—	36
Fair value of common stock issued for the acquisition of isotope-based trace detection technology	—	—	250,000	273	—	—	—	273
Common stock issued under Employee Stock Purchase Program	—	—	6,221	5	—	—	—	5
Fair value of warrants issued for services	—	—	—	—	450	—	—	450
Amortization of deferred compensation	—	—	—	—	—	49	—	49
Net loss	—	—	—	—	—	—	(1,106)	(1,106)
BALANCES, April 30, 2003	963,666	$745	12,113,533	$11,668	$4,362	$(145)	$(12,322)	$ 4,308

See Notes to Consolidated Financial Statements.

Isonics Corporation and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended April 30,	
	2003	**2002**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(1,106)	$(3,960)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	173	216
Impairment of goodwill	—	1,025
Amortization of debt discount and debt offering costs	728	74
Gain on sale of subsidiary	(30)	—
Fair value of common stock and warrants issued for services and amortization of deferred compensation	374	736
Changes in operating assets and liabilities:		
Accounts receivable	(167)	33
Income taxes receivable	—	419
Inventories	(300)	32
Prepaid expenses and other assets	249	(202)
Accounts payable	310	70
Accrued liabilities	375	(301)
Net cash provided by (used in) operating activities	606	(1,858)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(521)	(17)
Proceeds from sale of subsidiary net of cash disposed	(29)	—
Net cash used in investing activities	(550)	(17)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments under capital lease obligations	(20)	—
Payments on borrowings	(24)	(126)
Proceeds from borrowings	—	1,156
Proceeds from issuance of common stock	5	480
Net cash provided by (used in) financing activities	(39)	1,510
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17	(365)
Cash and cash equivalents at beginning of period	725	1,090
Cash and cash equivalents at end of period	$ 742	$ 725

See Notes to Consolidated Financial Statements.

Isonics Corporation and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Consolidation

Isonics Corporation develops and markets products worldwide based on isotopes for applications in the energy, medical research, diagnostic, pharmaceutical and semiconductor industries. The consolidated financial statements (the "financial statements") include our accounts and those of our wholly-owned subsidiary, Chemotrade GmbH ("Chemotrade") and our 85% interest in IUT Detection Technologies, Inc. ("IUTDT"). All significant intercompany accounts have been eliminated in consolidation.

Cash Equivalents

Cash equivalents include investments purchased with a maturity of less than ninety days. Cash balances held in foreign bank accounts were $543,000 and $388,000 at April 30, 2003 and 2002, respectively.

Accounts Receivable

The majority of our accounts receivable are due from customers of our life sciences segment. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. We determine our allowance by considering a number of factors, including length of time trade accounts receivable are past due, our previous loss history, our customer's current ability to pay their obligation to us and the condition of the general economy and the industry as a whole. We write-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. Interest accrues beginning on the day after the due date of the receivable. Interest accruals are discontinued on accounts past due 90 days or more, and all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized on these accounts only to the extent cash is received, or when the future collection of interest and the receivable balance is considered probable by management.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. We perform periodic assessments to determine the existence of obsolete, slow moving and non-salable inventories, and record provisions to reduce such inventories to net realizable value when necessary.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the lease term.

Goodwill

Goodwill recorded on our balance sheet resulted from the acquisition of Chemotrade in 1998. Effective May 1, 2002, we adopted the Financial Accounting Standards Board ("FASB") Statement of

Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets* which requires, among other things that goodwill is no longer amortized but rather tested for impairment.

Prior to the adoption of SFAS No. 142, we evaluated goodwill for impairment by comparing the unamortized balance of goodwill to the undiscounted future cash flows of the related assets. We modified or adjusted goodwill, if impairment was indicated, by comparing the carrying value of the related business assets to their estimated fair value. Estimated fair value was based on estimated discounted future cash flows. Based upon our evaluation during the year ended April 30, 2002, we determined that goodwill had been impaired and as a result, we incurred a charge of $1,025,000 during the year ended April 30, 2002 (see Note 14). Prior to the adoption of SFAS No. 142, the goodwill resulting from the Chemotrade acquisition was being amortized on a straight-line basis over twenty years. Subsequent to the adoption of SFAS No. 142, we no longer amortize goodwill, decreasing our amortization expense by approximately $110,000 per year.

SFAS No. 142 addresses the methods used to amortize intangible assets and to assess impairment of those assets, including goodwill resulting from business combinations accounted for under the purchase method. We adopted SFAS No. 142 effective May 1, 2002, except that goodwill and intangible assets other than goodwill acquired after June 30, 2001 have been amortized or not amortized in accordance with SFAS 142. Included in our assets at April 30, 2003, is goodwill related to the acquisition of Chemotrade with a net carrying value of $1,807,000.

Upon adoption, SFAS No. 142 required a transitional impairment test using a fair value approach for acquired goodwill. Goodwill is to be evaluated for impairment using a two-step test. The first step consists of a review for potential impairment, while the second step, if required, calculates the amount of impairment, if any. We completed step one of the transitional impairment test on our life sciences reporting unit, which has recorded goodwill. In completing our analysis of the life sciences reporting unit, we used the Discounted Cash Flow ("DCF") Method in which the reporting unit was valued by discounting the projected cash flows over a six-year period to its present value based upon a risk adjusted discount rate. As a result of the testing, the determined fair value exceeded the carrying value of the reporting unit and therefore, the second step was not performed and no impairment was recorded.

On a prospective basis, we are required to test goodwill and other indefinite-lived intangible assets for impairment on an annual basis based upon a fair value approach. Additionally, goodwill must be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. During the fourth quarter of the year ended April 30, 2003, we completed our annual impairment test for goodwill using methodologies consistent with those applied for our transitional test performed as of May 1, 2002. Such testing resulted in no impairment charge to goodwill, as the determined fair value exceeded the carrying value of the reporting unit.

A reconciliation of previously reported net loss and basic and diluted net loss per share to the amounts adjusted for the exclusion of amortization related to goodwill is as follows (in thousands, except per share data):

	Year Ended April 30,	
	2003	2002
Net loss, as reported	$(1,106)	$(3,960)
Add back: Goodwill amortization	—	175
Adjusted net loss	$(1,106)	$(3,785)

	Year Ended April 30,	
	2003	2002
Basic and diluted net loss per share		
Net loss, as reported	$(.09)	$(.40)
Add back: Goodwill amortization	—	.02
Adjusted net loss	$(.09)	$(.38)

Long-Lived Assets

Our policy is to record long-lived assets at cost, amortizing these costs over the expected useful lives of the related assets. In accordance with SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets*, these assets are reviewed on a periodic basis for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be realizable. Furthermore, assets held and used in operations are evaluated for continuing value and proper useful lives by comparison to expected undiscounted future cash flows. If impairment has occurred, it is calculated based on the difference between the asset's carrying value and the underlying discounted future cash flows it is expected to generate.

Prior to the adoption of SFAS No. 142, all intangible assets were evaluated for impairment using the methods described in the preceding paragraph. After the adoption of SFAS No.142, amortizable intangible assets continue to use these methods. We determined that no impairment indicators were present during the year ended April 30, 2003, and accordingly no impairment tests were performed for property and equipment or amortizable intangible assets.

Income Taxes

We account for income taxes using an asset and liability approach for financial accounting and reporting purposes. A valuation allowance is provided when deferred tax assets are not expected to be realized.

Revenue Recognition

Revenue from product sales is recognized upon shipment. Product returns and warranty costs have not been material in any period.

Use of Estimates in the Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. These estimates are based upon mangagement's best findings, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

Fair Values of Financial Instruments

The fair value of cash and cash equivalents, trade receivables, trade payables, capital lease obligations and debt approximates carrying value due to the short maturity of such instruments. The fair value of the convertible notes payable at April 30, 2002 was approximately $870,000, and was estimated based on discounted cash flows using our then current incremental borrowing rate for similar types of borrowing arrangements.

Translation of Foreign Currencies

We conduct substantially all of our transactions in U.S. dollars, except for certain transactions of Chemotrade that are conducted in Euros. The financial statements of Chemotrade are prepared in Euros and remeasured into U.S. dollars for purposes of consolidation, with the U.S. dollar as the functional currency. Gains and losses from remeasurement and transaction gains and losses are included in the statement of operations.

Accounting for Stock-Based Compensation

We account for stock-based compensation to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations, as permitted by SFAS No. 123 *Accounting for Stock-Based Compensation*, as amended. Compensation expense for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of grant over the amount an employee must pay to acquire the stock. No stock-based employee compensation costs relating to options is reflected within our net loss as all options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. We record compensation expense for restricted stock awards based on the quoted market price of our stock at the date of the grant and the vesting period.

The following table illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation (in thousands, except per share data):

	Year Ended April 30,	
	2003	2002
Net loss, as reported	$(1,106)	$(3,960)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(305)	(429)
Adjusted net loss	$(1,411)	$(4,389)

	Year Ended April 30,	
	2003	2002
Basic and diluted net loss per share		
As reported	$(.09)	$(.40)
Adjusted	$(.12)	$(.44)

Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Contingently issuable shares are included in the computation of basic net income (loss) per share when the related conditions are satisfied. Diluted net income (loss) per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of contingently issuable shares, the incremental common shares issuable upon conversion of preferred stock or convertible debt (using the "if converted" method) and shares issuable upon the exercise of stock options and warrants (using the "treasury stock" method). Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

As of April 30, 2003, a total of 5,232,840 outstanding stock options and warrants, and 963,666 outstanding Class A Convertible Preferred Stock shares have been excluded from the diluted computation, as the inclusion would be anti-dilutive. As of April 30, 2002, a total of 7,746,705 outstanding stock options and warrants, and 963,666 outstanding Class A Convertible Preferred Stock shares have been excluded from the diluted computation, as the inclusion would be anti-dilutive.

Reclassifications

Certain reclassifications have been made to the 2002 financial statements in order to conform to the 2003 presentation.

New Accounting Standards

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which is effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. This statement requires a liability for a cost associated with an exit or disposal activity to be recognized at fair value in the period in which the liability is incurred, except for liabilities for one-time termination benefits requiring future employee service, which are to be recognized ratably over the remaining service period. Adoption of SFAS No. 146 did not have a material impact on our financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* This statement amended SFAS No. 123, *Accounting for Stock-Based Compensation* to provide alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amended the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. We currently have no intention to change to the fair value method to account for employee stock-based compensation; however the disclosure provisions have been implemented within our financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* which is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for us as of August 1, 2003. SFAS No. 150 changes the classification in the consolidated balance sheets of certain common financial instruments from either equity or mezzanine presentation to liabilities presentation, and requires an issuer of those financial statements to recognize changes in fair value or redemption amounts as applicable in earnings. We do not anticipate the adoption of SFAS No. 150 to have a material impact on our financial statements.

We have reviewed all other recently issued, but not yet effective, accounting pronouncements and do not believe any such pronouncements will have a material impact on our financial statements.

NOTE 2—REALIZATION OF ASSETS

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate our continuation as a going concern. However, we have sustained substantial losses from operations in recent years, and such losses have continued through the unaudited quarter ended July 31, 2003. In addition, historically we have used, rather than provided, cash in our operations, and have been unable to secure adequate financing to meet our future cash needs.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financing requirements on a continuing basis, to maintain present financing, and to succeed in our future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

We continue to pursue funding that will help us meet our future cash needs. We are currently working with several different sources, including both strategic and financial investors, in order to raise sufficient capital to finance both our continuing operations and our newly acquired isotope-based trace detection technology (see Note 6). Although there is no assurance that additional funding will be available, we believe that our current business plan, if successfully funded, will significantly improve our operating results and cash flow in the future.

NOTE 3—FINANCIAL STATEMENT COMPONENTS

Inventories consist of the following (in thousands):

	April 30, 2003	April 30, 2002
Finished goods	$312	$248
Work in process	414	212
Materials and supplies	22	—
	$748	$460

Prepaid expenses and other current assets consists of the following (in thousands):

	April 30, 2003	April 30, 2002
Prepaid investment banking services (see Note 11)	$161	$ —
Prepaid consulting services (see Note 9)	—	172
Expenses related to Series 2002A Convertible Notes (see Note 17)	—	182
Note receivable from Silicon Evolution, Inc. (see Note 7)	—	93
Fair value of common stock warrants issued to Silicon Quest International, Inc. for manufacturing services (see Note 8)	—	63
Prepaid insurance	32	62
Other	53	177
	$246	$749

Property and equipment consists of the following (in thousands):

	April 30, 2003	April 30, 2002
Office furniture and equipment	$ 272	$ 281
Production equipment	631	27
Leasehold improvements	29	7
	932	315
Accumulated depreciation and amortization	(317)	(245)
	$ 615	$ 70

Depreciation expense for the years ended April 30, 2003 and 2002 was $102,000 and $42,000, respectively.

Intangible assets consists of the following (in thousands):

	April 30, 2003	April 30, 2002
Silicon Evolution, Inc. technology license agreement (see Note 7)	$590	$590
Isotope-based trace detection technology (see Note 6)	273	—
	863	590
Accumulated amortization	(71)	—
	$792	$590

Accrued liabilities consist of the following (in thousands):

	April 30, 2003	April 30, 2002
Compensation	$ 74	$ 43
Customer advances and deposits	224	147
Other	98	99
	$396	$289

Supplemental disclosure of non-cash investing and financing activities (in thousands):

	Year Ended April 30, 2003	Year Ended April 30, 2002
Common stock issued for intangible assets	$ 273	$590
Capital lease obligations for property and equipment (see Note 12)	$ 154	$ —
Associated with Series 2002A Convertible Notes (see Note 17):		
Series 2002A Convertible Notes converted into common stock	$1,000	$ —
Common stock warrants issued to employees for pledging shares as collateral	$ —	$228
Allocation of proceeds to warrants issued in conjunction with the notes and beneficial conversion feature associated with the convertible notes	$ —	$620
Common stock warrants issued to investment banker	$ —	$102

Supplemental disclosures of cash flow information (in thousands):

	Year Ended April 30, 2003	Year Ended April 30, 2002
Cash paid during the period for:		
Interest	$24	$17
Income taxes	$—	$—

NOTE 4—GAIN ON LEGAL SETTLEMENT WITH EAGLE-PICHER TECHNOLOGIES, LLC

On December 1, 1999, we sold our depleted zinc business to Eagle-Picher Technologies, LLC ("Eagle-Picher") for $8,230,000, including $1,500,000 due in equal installments on November 30, 2000, 2001 and 2002. During the year ended April 30, 2001, we entered into a dispute with Eagle-Picher relating to, among other things, nonpayment of the additional payments related to the alleged nonperformance of our former depleted zinc supplier under the terms of the supply agreement transferred to Eagle-Picher, Eagle Picher's failure to supply us the required amount of silicon-28 to be used in our research and development activities and the validity of Eagle-Picher's exercise of the related common stock warrants into 3,130,435 shares of common stock under the net exercise provision of the warrant agreement.

As we were unable to come to a resolution, we filed for binding arbitration on March 26, 2001 claiming damages against Eagle-Picher of $75,500,000. Eagle-Picher claimed damages of $10,000,000 for alleged misrepresentations regarding the status of the depleted zinc business at the time of sale.

On July 24, 2002, we entered into a settlement agreement whereby Eagle-Picher paid us $2,500,000 as full consideration for settlement of the dispute. Neither Isonics nor Eagle-Picher acknowledged fault or liability in connection with the dispute. In addition, as a result of the settlement, no shares of our common stock were ultimately issued to Eagle-Picher. In connection with the settlement, we recognized legal expense of $360,000 as satisfaction of the contingency portion of our legal fees, resulting in a net gain of $2,140,000.

NOTE 5—SALE OF CHEMOTRADE LEIPZIG GMBH

On July 31, 2002, we sold our 75% interest in Chemotrade Leipzig GmbH ("CTL") to the 25% shareholder for 50,000 Euros (approximately $48,000). In accordance with the sales agreement, the transaction was effective as of May 1, 2002, with the new 100% shareholder controlling the operations from that point forward. We recognized a gain of $30,000, which is recorded as interest and other income in the accompanying consolidated statements of operations. The carrying amount of the major classes of assets and liabilities that were disposed in the transaction were: cash and cash equivalents $77,000, accounts receivable $201,000, prepaid expenses and other current assets $215,000, accounts payable $225,000, and accrued liabilities $268,000. CTL was previously included in our life sciences business segment before the disposition.

NOTE 6—ACQUISITION OF ISOTOPE-BASED TRACE DETECTION TECHNOLOGY

In December 2002 we acquired certain isotope-based trace detection technology to be used to detect explosives and chemical and biological weapons from Institut of Umwelttechnologien GmbH ("IUT"), an entity in which we hold a 6% ownership interest. We issued to IUT 250,000 shares of restricted common stock for the isotope-based trace detection technology. In addition, we granted IUT a 15 percent ownership interest in our newly created subsidiary, IUTDT, that will own and commercialize the trace detection technology. Although legally formed, IUTDT has not yet been capitalized and as a result there has been no minority interest recorded in the accompanying consolidated balance sheets. The restricted common stock was valued at $273,000 based upon the closing price of our common stock on December 4, 2002. We have determined that these intangible assets have a finite life and as a result, we are amortizing them over their estimated useful life of ten years. We incurred amortization expense of $12,000 during the year ended April 30, 2003. Amortization expense associated with these intangible assets is anticipated to be approximately $27,000 per year over the remaining useful life.

In December 2002, we acquired an option (at a cost of $50,000), to purchase an additional 29.1% of IUT from an unaffiliated party for an exercise price of $450,000. The option expired unexercised on February 28, 2003.

NOTE 7—ACQUISITION OF INTANGIBLE ASSETS FROM SILICON EVOLUTION, INC.

On September 14, 2001 we entered into a perpetual, exclusive technology license agreement with Silicon Evolution, Inc. ("SEI") whereby we issued 500,000 shares of our Series B Convertible Preferred Stock for the right to indefinitely use intellectual property assets owned or leased by SEI. The 500,000 shares of Series B Convertible Preferred Stock were valued at $590,000 based upon the closing price on September 14, 2001 of our common stock into which the preferred shares were convertible. On November 13, 2001, the Series B Convertible Stock automatically converted to common stock on a share-for-share basis after our shareholders approved an increase in our authorized capitalization (see Note 17).

We initially determined that the acquired intangible assets had an indefinite useful life as they were not bound by any legal time periods or otherwise limited due to competing technologies and other factors, and therefore, in accordance with SFAS No. 142 *Goodwill and Other Intangible Assets* they were not amortized but rather tested annually for impairment.

During May 2002, upon further evaluation of the uses and applications of the acquired technology and the advancement of the development of our silicon-on-insulator ("SOI") business plan, we determined that the intangible assets no longer had an indefinite life and as a result, the assets are now being amortized over their estimated useful life of ten years. We incurred amortization expense of $59,000 related to these intangible assets during the year ended April 30, 2003. Amortization expense associated with these intangible assets is anticipated to be approximately $59,000 per year over the remaining useful life.

On November 26, 2001 we hired one former SEI employee to function in the role of Vice President, Advanced Wafer Technology for our newly started SOI business. As part of the employment package, we granted the employee 200,000 shares of restricted stock, vesting in different increments over five years and 200,000 stock options of which 40,000 vested on December 1, 2001 and the remaining amounts vest ratably over four years. The restricted stock and the stock options were issued at and are exercisable at $1.01 per share, respectively. The unamortized deferred compensation as of April 30, 2003, relating to the unvested portion of the restricted stock award is $145,000, is recorded as a reduction to stockholders' equity and is being amortized to compensation expense ratably over the vesting period.

In connection with the negotiation of the acquisition of the above described intangible assets, we provided a working capital loan to SEI of $93,000. The loan was secured by substantially all of SEI's assets. In December 2001, SEI filed a petition for relief under Chapter 7 of the United States Bankruptcy Code. In April 2003, we acquired $113,000 of SOI production equipment through the bankruptcy court of which $93,000 of the purchase price was offset against our receivable with the remaining $20,000 paid in cash.

NOTE 8—ALLIANCE AGREEMENT WITH SILICON QUEST INTERNATIONAL, INC.

On December 19, 2001 we entered into an alliance agreement with Silicon Quest International, Inc. ("SQI") whereby SQI agreed to exclusively manufacture and supply SOI wafers for Isonics. In addition, SQI provided sales and marketing services as requested by Isonics. The alliance agreement was to expire on January 24, 2003 and dictated that if the agreement was not amended or extended, then SQI was prohibited from manufacturing SOI wafers without our written permission until January 24, 2004. In connection with this agreement we issued a common stock warrant (valued at $83,000 using the Black-Scholes pricing model) to purchase 100,000 shares of restricted common stock at $1.50 per share. The common stock warrant vested immediately and is exercisable in its entirety beginning December 19, 2002. The common stock warrant expires on December 19, 2004, and its value was being amortized to cost of revenues over the twelve-month period beginning February 1, 2002. The value of the common stock warrant was amortized to cost of revenues in the amount of $63,000 and $20,000 for the years ended April 30, 2003 and 2002, respectively.

In September 2002, we entered into several lease agreements related to building space, equipment and services in order to establish our own stand-alone wafer manufacturing facilities ("Fab-1") in Vancouver, Washington. The various leases terminate December 31, 2003 and require minimum monthly payments totaling approximately $14,000 per month. In connection with the establishment of Fab-1, we agreed with SQI to terminate our alliance agreement effective November 22, 2002. Under the terms of the agreement, SQI is prohibited from producing SOI wafers until November 22, 2003. We incurred lease expense of $101,000 at Fab-1 during the year ended April 30, 2003.

NOTE 9—CONSULTING AGREEMENT WITH INVESTOR RELATIONS SERVICES, INC.

On December 18, 2001 we entered into a one-year consulting agreement with Investor Relations Services, Inc. ("IRSI") whereby we issued 500,000 shares of restricted common stock for consulting services consisting of financial advisory, strategic business planning and investor and public relations services. The shares of restricted common stock vested immediately and were considered full payment for services (including IRSI expenses) to be performed during the first six months of calendar 2002. The restricted common stock was valued at $515,000 based upon the closing price of our common stock on December 18, 2001 and was amortized to consulting expense over the six-month period beginning January 1, 2002. As of April 30, 2002 $172,000 had not been amortized and is recorded as prepaid expenses and other current assets in the accompanying consolidated balance sheets. During the last six months of calendar 2002 IRSI was to act as an advisor but to the extent that we requested IRSI to incur any expenses on our behalf, we would have been required to reimburse IRSI for such costs.

On July 1, 2002 we amended the agreement whereby we issued 250,000 shares of restricted common stock (valued at $247,500 based upon the fair market value of the stock) so that IRSI would continue to perform consulting services consisting of financial advisory, strategic business planning and investor and public relations services. The shares of restricted common stock vested immediately and were considered full payment for services (including IRSI expenses) to be performed during the last six months of calendar 2002. In August 2002, the contract was terminated due to nonperformance by IRSI and as a result, effective as of July 1, 2002, the 250,000 shares of restricted common stock were cancelled and returned to the "authorized, unissued" category.

During October 2002 and again in August 2003, IRSI disputed our termination of the agreement based upon nonperformance and has requested to mediate the matter. If a solution is not reached through mediation the next step under the terms of the agreement would be to enter into binding arbitration. We intend to vigorously defend our position and believe that the outcome will not have a material impact on the results of our operations or financial condition.

NOTE 10—INVESTMENT BANKING AGREEMENT WITH VFINANCE, INC.

In January 2002, we entered into an agreement with vFinance, Inc. ("vFinance") whereby we issued a common stock warrant (valued at $44,500 using the Black-Scholes pricing model) to purchase 50,000 shares of common stock at $1.50 per share, for investment banking and consulting services. The common stock warrant vested immediately, expires on March 20, 2005 and was expensed to consulting services upon the signing of the agreement. Under the terms of the agreement, which also requires a monthly fee of $5,000, we retained vFinance on an exclusive basis for 90 days and on a non-exclusive monthly basis thereafter. The agreement was cancelable by either party upon 30 days notification.

On June 10, 2002 we terminated our then current agreement with vFinance, Inc. and entered into a new agreement whereby we issued 25,000 shares of restricted common stock (valued at $26,500 based upon the fair market value of the stock) and 200,000 common stock warrants (valued at $176,000 using the Black-Scholes pricing model) for investment banking, market making and consulting services. The common stock warrants vested immediately, are exercisable at $2.32 per share and expire on June 10, 2006. The agreement is cancelable by either party upon 30 days notification. The value of both the restricted common stock (which vested immediately) and the common stock warrants was being amortized to consulting expense over the twelve-month period (the expected life) of the agreement. During the year ended April 30, 2003 a dispute arose between the two parties whereby vFinance claimed that it is entitled to additional cash payments along with the shares of restricted common stock and common stock warrants in order to perform the required services under the new agreement. We determined that vFinance is not entitled to cash payments and have refused to make such payment. It is doubtful that this dispute will be resolved and thus the value of the future services to be provided over the remaining life of the new agreement is expected to be minimal. As a result of the uncertainty of future benefit under this agreement, we expensed the entire $202,500 of value associated with the restricted common stock and common stock warrants to consulting services during the year ended April 30, 2003. The agreement expired in June 2003 and no additional cash payments were made.

NOTE 11—CONSULTING AGREEMENT WITH PARK CAPITAL SECURITIES, LLC

In November 2002, we entered into an agreement with Park Capital Securities, LLC whereby we issued a common stock warrant (valued at $261,000 using the Black-Scholes pricing model) to purchase 300,000 shares of common stock at $1.00 per share, for investment banking and consulting services. The common stock warrant vested immediately, expires in November 2005 and will be expensed to consulting services over the life of the agreement. We recognized consulting services expense of $100,000 related to this agreement during the year ended April 30, 2003. As of April 30, 2003, $161,000 has not been amortized and is recorded as prepaid expenses and other current assets in the accompanying consolidated balance sheets. The agreement terminates on December 31, 2003.

NOTE 12—EQUIPMENT FINANCING AGREEMENT

In October 2002, we entered into an agreement with Fidelity Capital ("Fidelity") whereby Fidelity agreed to provide up to $1,000,000 in equipment financing. Under the terms of the agreement, Fidelity will acquire equipment on our behalf and lease it to us over a term of 36 months at a current blended interest rate of approximately 7.5%. Each draw down on the lease will contain a $1 bargain purchase option, payable at the end of the lease at which time title to the equipment will transfer to us, and as a result they are accounted for as capital leases. Principal amounts outstanding under this facility at

April 30, 2003 were $134,000. Included in property and equipment, net as of April 30, 2003 is equipment under capital leases with a cost basis of $154,000.

The following represents the minimum lease payments remaining under capital leases as of April 30, 2003 (in thousands):

Year ending April 30,	
2004	$ 61
2005	61
2006	33
Total minimum lease payments	155
Less: amount representing interest	21
Present value of minimum lease payments	134
Less: current portion of obligation under capital leases	48
Long term obligation under capital leases	$ 86

NOTE 13—ACCOUNTS RECEIVABLE FINANCING AGREEMENT

On January 18, 2002, we entered into an Accounts Receivable Purchase Agreement with Silicon Valley Bank ("SVB") whereby SVB advanced up to 80% of all gross receivables (up to $1,500,000) submitted for financing. Amounts financed were secured individually by the related account receivable and generally by our assets, and incurred monthly finance and administrative charges of up to 2.25% until repaid. The agreement expired January 17, 2003 and there were no amounts outstanding under this agreement as of April 30, 2003 and 2002.

NOTE 14—IMPAIRMENT OF GOODWILL

The dynamics of Chemotrade's business changed throughout the year ended April 30, 2002, including the realization in the fourth quarter that we would be unable to renew a major sales contract that expired December 31, 2002, the retirement of two key members of management and an evolving change in our current and future product mix. These conditions led to operating results and forecasted future results that were substantially less than had been anticipated at the time of the acquisition of Chemotrade. We revised our projections and determined that the projected results would not fully support the future amortization of the goodwill balance. In accordance with our policy, we assessed the recoverability of goodwill using a discounted cash flow projection over the next six years, at a risk-adjusted rate of 12%. The six-year time horizon represented our best estimate of Chemotrade's future cash flows given current planned operating conditions. Based on this projection, the cumulative cash flow was insufficient to fully recover the goodwill and fixed asset balance. As a result, we determined that assets with a carrying value of $2,881,000 were impaired, resulting in a write-down of goodwill of $1,025,000 to its fair value during the year ended April 30, 2002.

NOTE 15—INCOME TAXES

Deferred tax assets (liabilities) are comprised of the following (in thousands):

	April 30,	
	2003	2002
Deferred tax assets		
Accruals and expenses deductible in future periods	$ 817	$ 730
Amortization and depreciation	—	125
Net operating loss and credit carryforwards	2,633	2,206
Total deferred tax assets	3,450	3,061
Valuation allowance	(3,359)	(3,061)
	91	—
Deferred tax liabilities		
Amortization and depreciation	(91)	—
	$ —	$ —

Income tax expense (benefit) consists of the following (in thousands):

	April 30,	
	2003	2002
Current		
Federal	$(70)	$—
State	—	—
Foreign	—	—
	(70)	—
Deferred		
Federal	—	—
State	—	—
Foreign	—	—
	—	—
	$(70)	$—

A reconciliation of our effective tax rate to the federal statutory tax rate of 34% follows (in thousands):

	April 30,	
	2003	2002
Expected benefit at federal statutory rate	$(400)	$(1,346)
State taxes net of federal benefit	(36)	(65)
Foreign income taxed at different rates	6	82
Other items	62	351
Change in valuation allowance	298	978
	$ (70)	$ —

The federal net operating loss carryforward of approximately $5,238,000 as of April 30, 2003 expires on various dates through 2023. In addition, Chemotrade has a net operating loss carryforward of approximately $1,550,000 which under current German tax law will not expire until utilized.

We have established a full valuation allowance against the deferred tax assets because it is uncertain whether we will utilize these benefits due to continuing operating losses.

NOTE 16—DEBT AND LETTER OF CREDIT

We had term debt outstanding of $21,000 as of April 30, 2002. The loan bore interest at 5.47%, had a five-year life and was repaid during the year ended April 30, 2003. In addition, we had notes outstanding of $25,000 primarily relating to funding of working capital as of April 30, 2002. The notes bore interest at 12 percent, required a monthly payment of approximately $5,000 and were due August 31, 2002. We currently have no lending facilities with any financial institutions, except for a line of credit available to Chemotrade in the amount of 100,000 Euros (approximately $111,000) and a letter of credit guarantee relating to imports and exports for $50,000. The line of credit carries an interest rate of 10.1% on all outstanding amounts and expires February 28, 2004 while the letter of credit also expires February 28, 2004. There were no amounts outstanding under the line of credit as of April 30, 2003 and 2002, respectively.

NOTE 17—STOCKHOLDERS' EQUITY

Increase in Authorized and Reserved Capital

Effective November 13, 2001 our shareholders voted to approve an amendment to our articles of incorporation whereby our authorized common stock was increased from 20,000,000 to 40,000,000 shares.

Common Stock

On December 13, 2000, we completed a private placement to accredited investors whereby we sold 337,500 units for $675,000. Each unit consisted of one share of common stock and two redeemable Class B common stock warrants. Class B common stock warrants are exercisable at $1.50 per share until December 31, 2005. Each Class B common stock warrant entitles the holder to receive one share of common stock and one redeemable Class C common stock warrant. Each Class C common stock warrant entitles the holder to purchase one share of common stock at $2.50 until December 31, 2005. We may redeem the Class B and C common stock warrants at a price of $.10 if the closing price of our common stock trades at or above $3.75 per share for any 20 of 30 consecutive trading days provided a registration statement permitting the exercise of those warrants is then current and effective.

The terms of the private placement completed on December 13, 2000 required that we register the common stock and the common stock underlying the Class B common stock warrants by June 14, 2001. As we were unable to complete the effective registration of such shares by June 14, 2001, on July 26, 2001 we rectified the situation by issuing an additional 112,504 shares of common stock and an additional 675,000 Class B common stock warrants to the investors of the private placement.

Preferred Stock

We currently have 963,666 shares of Series A Convertible Preferred Stock outstanding with a liquidation preference of $1.50 per share. The Series A Convertible Preferred Stock is entitled to dividends or distributions equal to the amount of the dividend or distribution per share of common stock payable at such time multiplied by the number of shares of common stock then obtainable upon conversion of such Series A Convertible Preferred Stock.

The Redemption Trigger Date for the Series A Convertible Preferred Stock is the business day immediately following the thirtieth consecutive trading day that the average closing price during such trading days (or, if no closing price is reported, the average of the bid and ask prices) of the shares of common stock was above $8.00 per share (which minimum price shall be proportionally adjusted for stock splits, stock dividends, reverse stock splits and any other subdivision or combination of the common stock). As we have met the Redemption Trigger Date, we may now redeem all or any part of the Series A Convertible Preferred Stock at our election at any time and from time to time. The Series A Convertible Preferred Stock is convertible into common stock at the option of the holder until and unless we choose to redeem such shares and, until converted, at any meeting of our shareholders, each share of Series A Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the Series A Convertible Preferred Stock is then convertible.

Under the terms of the Series A Convertible Preferred Stock private placement, the related shareholders had anti-dilution rights if we issued or sold common stock after July 29, 1999 for a per share consideration less than the current exercise price of the related warrants. The 3,085,622 common stock warrants associated with this private placement expired unexercised on July 29, 2002.

In addition to anti-dilution rights, there are provisions associated with the Series A Convertible Preferred Stock that if triggered, would reduce the current conversion price and effectively allow the preferred shares to convert to common stock at a ratio greater than a one for one basis. As a result of the issuance (and subsequent cancellation) of 250,000 shares of restricted common stock to IRSI (see Note 9) at $.99 per share, the Series A Convertible Preferred Stock was convertible at approximately 1.52 shares of common stock for each share of Series A Convertible Preferred Stock outstanding.

The shareholders' of the Series A Convertible Preferred Stock asserted that our calculation of the conversion price was incorrect and that it should be convertible at a lower price due to the issuance of the Series 2002A Convertible Notes in March 2002 while we maintained that our calculation was in accordance with the Series A Convertible Preferred Stock agreement. In December 2002, we entered into a settlement agreement whereby both parties agreed to a conversion price of $.90 per share. As a result of the settlement, the Series A Convertible Preferred Stock is convertible at approximately 1.67 shares of common stock for each share of Series A Convertible Preferred Stock outstanding.

Series 2002A Convertible Notes

On March 20, 2002 we completed a financing arrangement whereby we issued $1,000,000 in Series 2002A Convertible Notes along with 200,000 detachable common stock warrants. The notes were convertible at a ratio of one common share for each dollar of note outstanding, bore interest at 4% per annum and were due March 1, 2003. The common stock warrants vested immediately, are exercisable at $1.25 per share and expire on March 20, 2005. The notes were convertible at the option of the Company at any time provided that we had met the requirement that the common stock underlying the convertible notes had been registered for resale pursuant to an effective registration statement. The notes were convertible at the option of the holder at any time commencing 91 days after the original issuance date.

Under the terms of the financing agreement, we were required to register the common stock underlying the convertible notes for resale pursuant to an effective registration statement. If we failed to meet this requirement, the holders of the notes had the right to exchange their notes for freely trading common shares pledged by two officers of the Company. Each officer had pledged 500,000 shares as collateral. The common shares underlying the convertible notes were effectively registered on June 9, 2002.

As a result of allocating the proceeds between the convertible notes and the detachable warrants on a relative fair value basis, we recorded a discount to the convertible notes of $190,000. In addition, after applying the provisions of EITF 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios* and EITF 00-27 *Application of EITF Issue 98-5 to Certain Convertible Instruments,* we determined that the conversion feature on the $1,000,000 convertible notes had an intrinsic value of $430,000, which was recorded as an additional discount to the convertible notes. The discount to the convertible notes was being amortized to interest expense over the life of the convertible notes. We incurred $74,000 of interest expense related to the amortization of the discount to the convertible notes during the year ended April 30, 2002. As of April 30, 2002 the balance, net of discount, on the Series 2002A Convertible Notes was $454,000 and is presented as convertible notes payable in the accompanying balance sheets. During the year ended April 30, 2003, the $1,000,000 of convertible notes were converted to 1,000,000 shares of common stock. As a result of the conversion of the notes to common stock, we expensed the entire remaining discount amount of $546,000 to interest expense during the year ended April 30, 2003.

In connection with completing the financing arrangement, we paid the investment banker $100,000 and issued them 100,000 common stock warrants (valued at $102,000 using the Black-Scholes pricing model). The common stock warrants are exercisable at $1.25 per share and expire on March 20, 2005. The total debt offering costs had been capitalized and were being amortized to expense over the life of the convertible notes. As a result of the conversion of the notes to common stock, we expensed the entire remaining debt offering costs of $182,000 to other income (expense) during the year ended April 30, 2003.

As a result of two of our officers pledging 500,000 each of their own common shares in connection with this transaction, we issued each of them 100,000 common stock warrants (valued at $228,000 using the Black-Scholes pricing model). The common stock warrants vested immediately, are exercisable at $1.25 per share and expire on March 20, 2007. The fair market value of these common stock warrants was expensed to selling, general and administrative expense during the year ended April 30, 2002.

Stock Option and Purchase Plans

1996 Stock Option Plan

Our 1996 Stock Option Plan authorized the grant of incentive and nonqualified stock options to our key employees, directors or consultants. The options generally expire ten years from the date of grant. In September 1997, the Board of Directors terminated the 1996 Stock Option Plan. As of April 30, 2003, there remain 358,769 options outstanding and zero shares available for grant under the 1996 Stock Option Plan.

Directors' Stock Option Plan

The 1998 Directors' Plan provides that each person serving as a member of the Board, who is not an employee of Isonics, receive options to purchase 20,000 shares of common stock when such person accepts his position as a director and to receive an additional option to purchase 10,000 shares when such person is re-elected as a director provided such person is not an employee of Isonics at the time of election. The exercise price for the options is the quoted market price on the date of grant and the options are exercisable for five years from such date. The options granted under the directors' plan vest immediately. In the event a director resigns or is not re-elected to the Board, failure to exercise the options within three months results in the options' termination. As of April 30, 2003, options to purchase a total of 140,000 shares were outstanding under the directors' plan.

Executive and Incentive Stock Option Plans

In November 1996, the Board of Directors adopted the Executives' Incentive and Incentive Stock Option Plans authorizing the granting of up to 570,000 and 150,000 incentive and nonqualified stock options respectively, to our key employees, directors or consultants. Effective October 11, 2000, shareholders approved an increase in the authorized shares for the Executive and Incentive Stock Option Plans to 1,000,000 and 500,000, respectively. Effective November 13, 2001, our shareholders approved an increase in the authorized shares for the Executive and Incentive Stock Option Plans to 2,000,000 and 1,000,000, respectively. Incentive stock options are granted at a price not less than fair market value, and nonqualified stock options are granted at a price not less than 85% of the fair market value. Options are exercisable when vested, typically over four to five years and expire five to ten years after the date of grant. As of April 30, 2003, options to purchase a total of 1,291,461 shares were outstanding and 1,351,901 shares were available for grant under the Executive and Incentive Stock Option Plans.

Employee Stock Purchase Plan

The employee stock purchase plan has reserved 200,000 shares of our common stock for sale to all permanent employees who have met minimum employment criteria. Employees who do not own 5% or more of the outstanding shares are eligible to participate through payroll deductions. At the end of each offering period, shares are purchased by the participants at 85% of the lower of the fair market value of our common stock at the beginning or the end of the offering period. As of April 30, 2003, 40,579 shares have been issued under the plan.

SFAS No. 123 Disclosures

We have adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. See Note 1 for the related pro forma disclosures, in accordance with SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. The following assumptions were applied for the SFAS No. 123 disclosure-only provision information included in Note 1.

For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended April 30, 2003 and 2002, respectively; no expected dividends, volatility of 100% and 150%; risk-free interest rate of 4.0%; and expected lives of four to eight years. A summary of the status of our stock option plans as of April 30, 2003 and 2002, and changes during the years ended on these dates is presented below.

	Number of Shares	Weighted Average Exercise Price
Outstanding, April 30, 2001	1,107,852	$2.43
Granted	805,121	$1.17
Exercised	—	—
Canceled	(344,500)	$2.84
Outstanding, April 30, 2002	1,568,473	$1.69
Granted	275,000	$ .98
Exercised	—	—
Canceled	(53,243)	$4.60
Outstanding, April 30, 2003	1,790,230	$1.50

The weighted average fair value of options granted during the years ended April 30, 2003 and 2002 was $.79 and $1.07, respectively.

The following information applies to options outstanding at April 30, 2003:

Range of Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise price
$0.58	207,340	$0.58	3	207,340	$0.58
$.90 – $1.44	1,171,461	$1.09	5	668,961	$1.12
$1.66 – $2.38	231,429	$1.79	5	181,429	$1.82
$3.50	80,000	$3.50	4	80,000	$3.50
$5.50 – $6.25	100,000	$5.88	2	72,500	$5.86
	1,790,230	$1.50		1,210,230	$1.57

Warrants

We have issued warrants in connection with debt offerings, private placements of both common and convertible preferred stock, our IPO, services and as consideration for concessions from lenders and vendors. A summary of the activity in our warrants follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, April 30, 2001	4,635,095	$3.44
Warrants issued in settlement of registration statement requirements	675,000	1.50
Class C warrants issued in connection with exercise of Class B warrants	202,500	2.50
Warrants issued in connection with issuance of convertible notes	500,000	1.27
Warrants issued under anti-dilution agreement	642,654	2.79
Warrants issued for services	250,000	1.43
Exercised	(494,849)	0.96
Expired	(232,168)	5.48
Outstanding, April 30, 2002	6,178,232	2.35
Warrants issued for services	520,000	1.51
Expired	(3,255,622)	3.04
Outstanding, April 30, 2003	3,442,610	$1.57

The outstanding warrants as of April 30, 2003, are summarized as follows:

	Number Outstanding	Weighted Average Exercise Price	Expiration Date
Class B Warrants	1,780,110	$1.50	12-31-2005
Class C Warrants	202,500	$2.50	12-31-2005
Other Warrants	1,460,000	$1.53	(1)
	3,442,610	$1.57	

(1) The other warrants expire at various dates ranging from February 28, 2004 through July 31, 2007.

On April 30, 2001, we completed an exchange offer whereby the holders of Class A common stock warrants could exchange each Class A common stock warrant for a Class B common stock warrant. In order to participate in the exchange offer, each holder of the Class A common stock warrants was required to submit their election by April 30, 2001. As a result of this exchange offer, 632,610 of the 810,000 Class A common stock warrants were exchanged for Class B common stock warrants. The remaining 177,390 Class A common stock warrants that were not exchanged expired September 21, 2001.

NOTE 18—BUSINESS SEGMENTS AND FOREIGN OPERATIONS

We currently have two reportable segments: life sciences and semiconductor materials and products. Our life sciences segment sells stable and radioisotopes in elemental and simple compound forms for use in life sciences applications. Our semiconductor materials and products segment sells SOI wafers and is involved in several research and development projects including silicon-28. Reconciling items consist primarily of corporate expenses that have not been allocated to a specific reportable segment. Amounts for the year ended April 30, 2002 have been reclassified to conform with the current year presentation.

Information by segment is set forth below (in thousands):

	2003	2002
Segment revenues:		
Life sciences	$ 8,854	$ 8,140
Semiconductor materials and products	197	15
Total	$ 9,051	$ 8,155
Segment operating (loss) income		
Life sciences	$ 1,099	$ (388)
Semiconductor materials and products	(1,009)	(659)
Reconciling amounts	(2,646)	(2,891)
Total	$(2,556)	$(3,938)
Total assets:		
Life sciences	$ 3,807	$ 3,543
Semiconductor materials and products	1,193	598
Reconciling amounts	747	1,073
Total	$ 5,747	$ 5,214

A summary of our operations by geographic area is presented below (in thousands):

	2003	2002
Net revenues		
United States	$ 6,079	$ 4,239
Germany	2,972	3,916
Total	$ 9,051	$ 8,155
Operating (loss) income		
United States	$(2,652)	$(2,677)
Germany	96	(1,261)
Total	$(2,556)	$(3,938)
Total assets		
United States	$ 2,956	$ 2,402
Germany	2,791	2,812
Total	$ 5,747	$ 5,214

NOTE 19—EMPLOYEE BENEFIT PLAN

We have a profit sharing plan qualified under section 401(k) of the Internal Revenue Code. The plan is a defined contribution plan, covering substantially all of our employees. Company contributions to the plan aggregated approximately $30,000 and $27,000 for the years ended April 30, 2003 and 2002, respectively.

NOTE 20—CONCENTRATIONS

As of April 30, 2003, three customers accounted for approximately 46% of total net accounts receivable. Three customers accounted for approximately 37% of total net accounts receivable at April 30, 2002. Two customers (Eastern Isotopes and Perkin Elmer Life Sciences) accounted for approximately 29% and 17%, respectively of revenues for the year ended April 30, 2003. Two customers (Perkin Elmer Life Sciences and Eastern Isotopes) accounted for approximately 22% and 20%, respectively of revenues for the year ended April 30, 2002. Four customers (Perkin Elmer Life Sciences, IBT SA, Revis LTD and Idaho Isotopes) accounted for approximately 43%, 15%, 13% and 12%, respectively of the German operation's revenues for the year ended April 30, 2003. Two customers (Perkin Elmer Life Sciences and Reviss Ltd.) accounted for approximately 36% and 11%, respectively of the German operation's revenues for the year ended April 30, 2002. Two customers accounted for approximately 52% of the German operation's accounts receivable at April 30, 2003. Two customers accounted for approximately 37% of the German segment's accounts receivable at April 30, 2002.

NOTE 21—RELATED PARTY TRANSACTIONS

In October 2001, we entered into a four-year consulting agreement with Wells Investment Group ("WIG") principally for financial advisory services. Under the terms of the agreement, we paid $15,000 and issued a common stock warrant (valued at $45,000 using the Black-Scholes pricing model) to purchase 50,000 shares of restricted common stock at $1.50 per share. The common stock warrant vested immediately, expires on October 15, 2005 and is being amortized to consulting expense over the life of the agreement. WIG, is owned and controlled by a former member of our Board of Directors.

On January 1, 2002, we entered into a one-year consulting agreement with HS-CONSULT GMBH ("HSC") primarily to assist Chemotrade in buying and selling isotope products. HSC primarily consists of our former managing director of Chemotrade and an additional former key employee of Chemotrade. The consulting agreement expired on December 31, 2002 and required a monthly payment of 5,500 Euros for the services to be provided. In connection with the agreement we also issued a common stock warrant (valued at $44,000 using the Black-Scholes pricing model) to purchase 50,000 shares of restricted common stock at $1.20 per share. The common stock warrant vested and is exercisable immediately. The common stock warrant expires on December 31, 2004 and was amortized to consulting expense over the life of the agreement. The consulting agreement was renewed for a term of one year on January 1, 2003 and requires a monthly payment of 5,500 Euros.

On March 4, 2002, we entered into an agreement with our Vice President of Semiconductor Materials and Products whereby he loaned us $75,000. The loan bore interest at a rate of 12% per annum and was repaid in April 2002. There are no amounts outstanding to any employees at April 30, 2003 and 2002.

On January 1, 2002 we extended our cooperation agreement on a month-to-month basis with Interpro Zinc, LLC ("Interpro") to continue leasing office, laboratory and storage space at our current location. We incurred rental expense to Interpro of $57,000 and $33,000 for the years ended April 30, 2003 and 2002, respectively. Our lease with Interpro expires effective July 31, 2003 and as a result we are currently negotiating a new lease (now with the Colorado School of Mines Research Institute) on a month-to-month basis to continue leasing office and storage space at our current location.

NOTE 22—COMMITMENTS

We rent office and production facilities and equipment under operating leases expiring through August 2004. Rent expense for operating leases was $232,000 and $180,000 for the years ended April 30, 2003 and 2002, respectively. Future minimum annual operating lease commitments are as follows (in thousands):

Year ending April 30,	
2004	$232
2005	18
	$250

ISONICS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	October 31, 2003 (Unaudited)	April 30, 2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 478	$ 742
Accounts receivable (net of allowances of $16 and $29, respectively)	617	711
Inventories	778	748
Prepaid expenses and other current assets	901	246
Total current assets	2,774	2,447
LONG-TERM ASSETS:		
Property and equipment, net	519	615
Goodwill	1,807	1,807
Intangible assets, net	749	792
Other assets	59	86
Total long-term assets	3,134	3,300
TOTAL ASSETS	$ 5,908	$ 5,747
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of obligation under capital leases	$ 51	$ 48
Accounts payable	477	909
Accrued liabilities	366	396
Total current liabilities	894	1,353
OBLIGATION UNDER CAPITAL LEASES, net of current portion	59	86
STOCKHOLDERS' EQUITY:		
Preferred stock—no par value; 10,000,000 shares authorized; 963,666 shares issued and outstanding on October 31, 2003 and April 30, 2003; $1,445,499 liquidation preference on October 31, 2003 and April 30, 2003	745	745
Common stock—no par value; 40,000,000 shares authorized; 13,717,457 shares issued and outstanding on October 31, 2003 and 12,113,533 shares issued and outstanding on April 30, 2003	12,849	11,668
Additional paid in capital	5,086	4,362
Deferred compensation	(125)	(145)
Accumulated deficit	(13,600)	(12,322)
Total stockholders' equity	4,955	4,308
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,908	$ 5,747

See notes to condensed consolidated financial statements.

ISONICS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(Unaudited)

	Three Months Ended October 31,		Six Months Ended October 31,	
	2003	**2002**	**2003**	**2002**
Revenues	$ 2,214	$ 2,256	$ 4,499	$ 4,497
Cost of revenues	1,741	1,779	3,471	3,435
Gross margin	473	477	1,028	1,062
Operating expenses:				
Selling, general and administrative	986	1,090	2,069	2,250
Research and development	165	68	230	129
Total operating expenses	1,151	1,158	2,299	2,379
Operating loss	(678)	(681)	(1,271)	(1,317)
Other income (expense):				
Gain on legal settlement, net	—	—	—	2,140
Amortization of debt offering costs	—	—	—	(182)
Foreign exchange	(10)	(3)	(25)	(52)
Interest and other income	6	8	30	43
Interest expense	(5)	(1)	(12)	(557)
Total other income (expense), net	(9)	4	(7)	1,392
Income (loss) before income taxes	(687)	(677)	(1,278)	75
Income tax expense	—	—	—	—
NET INCOME (LOSS)	$ (687)	$ (677)	$ (1,278)	$ 75
Net income (loss) per share—basic				
Net income (loss) per share	$ (.05)	$ (.06)	$ (.10)	$ .01
Shares used in computing per share information	12,651	11,853	12,383	11,402
Net income (loss) per share—diluted				
Net income (loss) per share	$ (.05)	$ (.06)	$ (.10)	$ .01
Shares used in computing per share information	12,651	11,853	12,383	12,951

See notes to condensed consolidated financial statements.

ISONICS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended October 31, 2003	Six Months Ended October 31, 2002
Net cash provided by (used in) operating activities	$(1,320)	$1,020
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(4)	(260)
Cash used in investing activities	(4)	(260)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on borrowings	(170)	(25)
Proceeds from issuance of notes payable	170	—
Proceeds from issuance of common stock	1,084	3
Principal payments under capital lease obligations	(24)	
Cash provided by (used in) financing activities	1,060	(22)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	(264)	738
Cash and cash equivalents at beginning of period	742	725
Cash and cash equivalents at end of period	$ 478	$1,463
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ 13	$ 14
Income taxes	$ —	$ —
Supplemental disclosure of noncash investing and financing activities:		
Common stock issued in legal settlement	$ 97	$ —
Series 2002A Convertible Notes converted into common stock	—	1,000

See notes to condensed consolidated financial statements.

ISONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Isonics Corporation and Subsidiaries as of October 31, 2003, and for the three months and six months ended October 31, 2003 and 2002 have been prepared on the same basis as the annual audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results and cash flows for interim periods are not necessarily indicative of results for the entire year. The information included in this report should be read in conjunction with our audited financial statements and notes thereto (which include an opinion from Grant Thornton LLP that expresses substantial doubt regarding our ability to continue as a going concern) included in our Annual Report on Form 10-KSB for the year ended April 30, 2003.

Realization of Assets

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate our continuation as a going concern. However, we have sustained substantial losses from operations in recent years, and such losses have continued through December 12, 2003. In addition, historically we have used, rather than provided, cash in our operations, and have been unable to secure adequate financing to meet our future cash needs.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financing requirements on a continuing basis, to maintain present financing, and to succeed in our future operations. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

We continue to pursue funding that will help us meet our future cash needs. We recently completed a $1,200,000 ($1,080,000 net of placement fees) financing (see *Private Placement*) and we are currently working with several different sources, including both strategic and financial investors to raise additional capital to finance both our continuing operations and our isotope-based trace detection technology. Although there is no assurance that additional funding will be available, we believe that our current business plan, if successfully funded, will significantly improve our operating results and cash flow in the future.

Accounting for Stock-Based Compensation

We account for stock-based compensation to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations, as permitted by SFAS No. 123 *Accounting for Stock-Based Compensation*, as amended. Compensation expense for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of grant over the amount an employee must pay to acquire the stock. No stock-based employee compensation costs relating to options is reflected within our net income (loss) as all options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. We record compensation expense for restricted stock awards based on the quoted market price of our stock at the date of the grant and recognize the expense ratably over the vesting period.

The following table illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation to employees and directors (in thousands, except per share data):

	Three Months Ended October 31,		Six Months Ended October 31,	
	2003	2002	2003	2002
Net income (loss), as reported	$(687)	$(677)	$(1,278)	$ 75
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(60)	(81)	(120)	(132)
Adjusted net income (loss)	$(747)	$(758)	$(1,398)	$ (57)

	Three Months Ended October 31,		Six Months Ended October 31,	
	2003	2002	2003	2002
Net income (loss) per share				
Basic—as reported	$(.05)	$(.06)	$(.10)	$.01
Basic—adjusted	$(.06)	$(.06)	$(.11)	$—
Diluted—as reported	$(.05)	$(.06)	$(.10)	$.01
Diluted—adjusted	$(.06)	$(.06)	$(.11)	$—

Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Contingently issued shares are included in the computation of basic net income (loss) per share when the related conditions are satisfied. Diluted net income (loss) per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of contingently issued shares, the common shares issuable upon conversion of preferred stock or convertible debt (using the "if converted" method) and shares issuable upon the exercise of stock options and common stock warrants (using the "treasury stock" method). Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

The following table reconciles the denominator for the diluted net income (loss) per share computation (in thousands):

	Three Months Ended October 31,		Six Months Ended October 31,	
	2003	2002	2003	2002
Denominator for basic net income (loss) per share—weighted average shares	12,651	11,853	12,383	11,402
Effect of dilutive securities:				
Dilutive effect of conversion of preferred stock	—	—	—	1,465
Dilutive effect of stock options	—	—	—	84
Denominator for diluted net income (loss) per share—adjusted weighted average shares and assumed conversions	12,651	11,853	12,383	12,951

As of October 31, 2003, a total of 7,102,840 outstanding stock options and common stock warrants and 963,666 outstanding shares of Class A Convertible Preferred Stock were excluded from the diluted net income (loss) per share calculations, as the inclusion would be anti-dilutive. For the three month period ended October 31, 2002, a total of 4,841,083 outstanding stock options and common stock warrants and 963,666 outstanding shares of Class A Convertible Preferred Stock were excluded from the diluted net income (loss) per share calculation, as the inclusion would be anti-dilutive. For the six month period ended October 31, 2002, a total of 4,633,743 outstanding stock options and common stock warrants and 441,667 common shares related to the $1,000,000 in face value of Series 2002A Convertible Notes converted during the period were excluded from the diluted net income (loss) per share calculation, as the inclusion would be anti-dilutive.

During the six month period ended October 31, 2003, we issued the following shares of Common Stock:

Description	Number of Common Stock Shares
Balance as of April 30, 2003	12,113,533
Shares issued from employee stock purchase plan	3,924
Shares issued in September 2003 private placement	1,500,000
Shares issued in legal settlement	100,000
Balance as of October 31, 2003	13,717,457

The aforementioned equity transactions increased common stock in the accompanying condensed consolidated balance sheet by $1,181,000 for the six months ended October 31, 2003.

Inventories

Inventories consist of (in thousands):

	October 31, 2003	April 30, 2003
Finished goods	$252	$312
Work in progress	492	414
Materials and supplies	34	22
Total inventories	$778	$748

Significant Customers

As of October 31, 2003, three customers accounted for approximately 56% of total net accounts receivable. Three customers accounted for approximately 46% of total net accounts receivable at April 30, 2003. One customer (Eastern Isotopes) accounted for approximately 33% of revenues for the six months ended October 31, 2003. One customer (Eastern Isotopes) accounted for approximately 35% of revenues for the three months ended October 31, 2003. Two customers (Eastern Isotopes and Perkin Elmer Life Sciences) accounted for approximately 27% and 19%, respectively of revenues for the six months ended October 31, 2002. Two customers (Eastern Isotopes and Perkin Elmer Life Sciences) accounted for approximately 32% and 19%, respectively of revenues for the three months ended October 31, 2002.

Three customers (Perkin Elmer Life Sciences, IBT SA and Idaho Isotopes) accounted for approximately 36%, 25% and 21%, respectively of the German operation's revenues for the six months ended October 31, 2003. Three customers (Perkin Elmer Life Sciences, IBT SA and Idaho Isotopes) accounted for approximately 27%, 26% and 26%, respectively of the German operation's revenues for the three months ended October 31, 2003. Two customers (Perkin Elmer Life Sciences and Reviss Ltd.) accounted for approximately 46% and 19%, respectively of the German operation's revenues for the six months ended October 31, 2002. Two customers (Perkin Elmer Life Sciences and Reviss Ltd.) accounted for approximately 47% and 16%, respectively of the German operation's revenues for the three months ended October 31, 2002. Two customers accounted for approximately 78% of the German operation's accounts receivable at October 31, 2003. Two customers accounted for approximately 52% of the German operation's accounts receivable at April 30, 2003.

Business Segments and Foreign Operations

We currently have two reportable segments: life sciences and semiconductor materials and products. Our life sciences segment sells stable and radioisotopes in elemental and simple compound forms for use in life sciences applications. Our semiconductor materials and products segment sells silicon-on-insulator ("SOI") wafers and is involved in several research and development projects including silicon-28. Reconciling items consist primarily of corporate expenses that have not been allocated to a specific reportable segment.

ISONICS CORPORATION AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Information by segment is set forth below (in thousands):

	Three Months Ended October 31,		Six Months Ended October 31,	
	2003	2002	2003	2002
Segment revenues:				
Life sciences	$2,082	$2,210	$4,104	$4,439
Semiconductor materials and products	132	46	395	58
Total	$2,214	$2,256	$4,499	$4,497

	Three Months Ended October 31,		Six Months Ended October 31,	
	2003	2002	2003	2002
Segment operating (loss) income:				
Life sciences	$ 303	$ 307	$ 469	$ 569
Semiconductor materials and products	(265)	(234)	(397)	(367)
Reconciling amounts	(716)	(754)	(1,343)	(1,519)
Total	$(678)	$(681)	$(1,271)	$(1,317)

	October 31, 2003	April 30, 2003
Total Assets:		
Life sciences	$3,558	$3,807
Semiconductor materials and products	1,105	1,193
Reconciling amounts	1,245	747
Total	$5,908	$5,747

A summary of operations by geographic area is as follows:

	Three Months Ended October 31,		Six Months Ended October 31,	
	2003	2002	2003	2002
Net revenues:				
United States	$1,681	$1,567	$3,412	$3,162
Germany	533	689	1,087	1,335
Total	$2,214	$2,256	$4,499	$4,497

	Three Months Ended October 31,		Six Months Ended October 31,	
	2003	2002	2003	2002
Operating (loss) income:				
United States	$(686)	$(709)	$(1,265)	$(1,322)
Germany	8	28	(6)	5
Total	$(678)	$(681)	$(1,271)	$(1,317)

	October 31, 2003	April 30, 2003
Total Assets:		
United States	$3,331	$2,956
Germany	2,577	2,791
Total	$5,908	$5,747

Consulting Agreement with Investor Relations Services, Inc.

On December 18, 2001 we entered into a one-year consulting agreement with Investor Relations Services, Inc. ("IRSI") whereby we issued 500,000 shares of restricted common stock for consulting services consisting of financial advisory, strategic business planning and investor and public relations services. The shares of restricted common stock vested immediately and were considered full payment for services (including IRSI expenses) to be performed during the first six months of calendar 2002. During the last six months of calendar 2002 IRSI was to act as an advisor but to the extent that we requested IRSI to incur any expenses on our behalf, we would have been required to reimburse IRSI for such costs.

On July 1, 2002 we amended the agreement whereby we issued 250,000 shares of restricted common stock (valued at $247,500 based upon the fair market value of the stock) so that IRSI would continue to perform consulting services consisting of financial advisory, strategic business planning and investor and public relations services. The shares of restricted common stock vested immediately and were considered full payment for services (including IRSI expenses) to be performed during the last six months of calendar 2002. In August 2002, the contract was terminated due to nonperformance by IRSI and as a result, effective as of July 1, 2002, the 250,000 shares of restricted common stock were cancelled and returned to the "authorized, unissued" category.

During October 2002 and again in August 2003, IRSI disputed our termination of the agreement based upon nonperformance and requested to mediate the matter. On September 18, 2003, we settled the dispute in its entirety by issuing to IRSI 100,000 shares of our restricted common stock (valued at

$97,000 based upon the fair market value of the stock). The value of the restricted common stock has been expensed to selling, general and administrative expenses during the six months ended October 31, 2003.

Private Placement

On September 25, 2003, we completed a private placement to accredited investors whereby we sold 300,000 units for $1,200,000 ($1,080,000 net of placement fees). Each unit consisted of five shares of common stock and three common stock warrants. Each common stock warrant is exercisable for one share of our common stock at $1.25 per share until December 31, 2005. In accordance with the securities purchase agreement, we are required to gain effectiveness on a registration statement associated with the common stock and the common stock underlying the common stock warrants by January 22, 2004. If we are unable to meet this commitment, we are required to pay investors, as liquidated damages, 2% of the purchase price for every 30 day period, or portion thereof, that the registration statement is not declared effective.

Financial Advisory Agreement

On October 22, 2003, we extended our existing financial advisory agreement with Park Capital Securities, LLC ("Park Capital") through December 31, 2004. In connection with this agreement, we issued a common stock warrant (valued at $355,000 using the Black-Scholes pricing model and included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets) to purchase 500,000 shares of our restricted common stock at $1.25 per share. The common stock warrant vested immediately, expires on October 21, 2006 and will be expensed to selling, general and administrative expenses ratably over the twelve-month period beginning January 1, 2004.

Investment Banking Agreement

On October 22, 2003, we entered into a non-exclusive investment banking agreement with vFinance Investments, Inc. ("vFinance") whereby we issued a common stock warrant (valued at $369,600 using the Black-Scholes pricing model and included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets) to purchase 560,000 shares of our restricted common stock at $1.25 per share. The common stock warrant vested immediately, expires on April 30, 2006 and is considered full payment for services to be provided through June 30, 2004. The common stock warrant will be expensed to selling, general and administrative expenses ratably over the eight-month period beginning November 1, 2003.

Conversion Price of Series A Convertible Preferred Stock

There are provisions associated with the Series A Convertible Preferred Stock that if triggered, would reduce the current conversion price and effectively allow the preferred shares to convert to common stock at a more favorable ratio. Prior to our September 2003 financing, the preferred stock was convertible at 1.67 shares of common stock for each share of Series A Convertible Preferred Stock outstanding. We did not believe that the financing completed in September 2003 (see *Private Placement*) caused any further adjustment to the conversion price, but the holders of the Series A Convertible Preferred Stock expressed their disagreement. In November 2003, we entered into a settlement agreement with the holders of the Series A Convertible Preferred Stock and as a result, the preferred shares are now convertible at two shares of common stock for each share of Series A Convertible Preferred Stock outstanding. As of December 12, 2003 there were 963,666 shares of

Series A Convertible Preferred Stock outstanding convertible into 1,927,332 shares of common stock based on the settlement agreement.

Related Party Transactions

On July 30, 2003, we entered into an agreement with our Vice President of Life Sciences whereby he loaned us $80,000. The loan bore interest at a rate of 12% per annum and was repaid on August 4, 2003.

On August 26, 2003, we entered into an agreement with our Vice President of Life Sciences whereby he loaned us $120,000. The loan bore interest at a rate of 12% per annum and was repaid on September 11, 2003.

On September 9, 2003, we entered into an agreement with our Vice President of Semiconductor Materials and Products whereby he loaned us $100,000. The loan bore interest at a rate of 12% per annum and was repaid on September 11, 2003.

On November 18, 2003, we entered into an agreement with our Vice President of Life Sciences whereby he loaned us $120,000. The loan bears interest at a rate of 12% per annum and is due the earlier of one year or the collection of certain accounts receivable, as defined. This loan has not, as of December 12, 2003, been repaid.

On November 19, 2003, we entered into an agreement with our Vice President of Semiconductor Materials and Products whereby he loaned us $100,000. The loan bears interest at a rate of 12% per annum and is due the earlier of one year or the collection of certain accounts receivable, as defined. This loan has not, as of December 12, 2003, been repaid.

Lease Agreement

In August 2003, we entered into a month-to-month lease (at a rate of $2,800 per month) with the Colorado School of Mines Research Institute to continue leasing office and storage space at our current location.

New Accounting Standards

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* which was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective for us as of August 1, 2003. SFAS No. 150 changes the classification in the condensed consolidated balance sheets of certain common financial instruments from either equity or mezzanine presentation to liabilities presentation, and requires an issuer of those financial statements to recognize changes in fair value or redemption amounts as applicable in earnings. The adoption of SFAS No. 150 did not have a material impact on our condensed consolidated financial statements.

We have reviewed all other recently issued, but not yet effective, accounting pronouncements and do not believe any such pronouncements will have a material impact on our condensed consolidated financial statements.

Subsequent Event

On November 1, 2003 we entered into a twelve-month agreement with Lippert/Heilshorn & Associates, Inc. ("Lippert/Heilshorn") to provide us with investor relations services through October 31, 2004. In connection with this agreement, we agreed to make monthly payments of $10,500 and we issued a common stock warrant to acquire 120,000 shares of our restricted common stock at $1.35 per share. The common stock warrant vested immediately, expires on November 1, 2006 and will be expensed ratably to general and administrative expenses over the period November 1, 2003 through October 31, 2004.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the Nasdaq SmallCap Market. As of February 23, 2004, we have outstanding 202,500 Class C Warrants, 1,780,110 registered Class B Warrants. The Class B Warrants and the Class C Warrants are also quoted on the Nasdaq SmallCap Market. Currently the trading symbols for our outstanding securities are as follows:

Common stock	"ISON"
Class B Warrants	"ISONL"
Class C Warrants	"ISONZ"

The following table sets forth the closing bid prices for the common stock (quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions) for the two most recent fiscal years as reported by the Nasdaq SmallCap Market.

2004 fiscal year	Quarter Ended Jul 31, 2003	Oct 31, 2003	Jan 31, 2004	Apr 30, 2004 (through February 23, 2004)
Common Stock (ISON)				
High	$1.15	$1.29	$1.62	$1.24
Low	$ .71	$ .76	$1.04	$1.10

2003 fiscal year	Quarter Ended Jul 31, 2002	Oct 31, 2002	Jan 31, 2003	Apr 30, 2003
Common Stock (ISON)				
High	$1.25	$1.04	$1.55	$1.25
Low	$ .96	$ .70	$ .68	$ .70

2002 fiscal year	Quarter Ended Jul 31, 2001	Oct 31, 2001	Jan 31, 2002	Apr 30, 2002
Common Stock (ISON)				
High	$1.85	$1.49	$1.18	$1.25
Low	$1.14	$ .77	$0.97	$1.10

Shareholders and Dividends.

As of February 23, 2004, there were approximately 100 holders of record of our common stock. This does not include an indeterminate number of persons who hold our common stock in brokerage accounts and otherwise in "street name."

We have never declared or paid a cash dividend on our common stock. We presently intend to retain our earnings, if any, to fund development and growth of our business and, therefore, we do not anticipate paying cash dividends in the foreseeable future. Additionally, the certificate of designation for the Series A Convertible Preferred Stock contains restrictions on our ability to pay dividends to holders of our common stock.

The market price of our common stock could drop if substantial amounts of shares are sold in the public market or if the market perceives that such sales could occur. A drop in the market price could adversely affect holders of the stock and could also harm our ability to raise additional capital by selling equity securities.